U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                     PELICAN PROPERTIES INTERNATIONAL, CORP.
                 (Name of Small Business Issuer in its Charter)


         Florida                                        65-0616879
         -------                                        ----------
(State or Other Jurisdiction of            (I.R.S. Employer Identification No.)
Incorporation or Organization)

          38801 OVERSEAS HIGHWAY, BIG PINE KEY, FLORIDA       33043
          ---------------------------------------------       -----
            (Address of Principal Executive Offices)        (Zip Code


                                 (305) 872-2217
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                     Name of Each Exchange on Which
to be so Registered                     Each Class is to be Registered

---------------------------------       ------------------------------------

---------------------------------       ------------------------------------





Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value .001 par share
                     --------------------------------------
                                (Title of Class)


                     --------------------------------------
                                (Title of Class)


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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Generally

     The Company, through its predecessor is engaged in the ownership and management of a recreational property in Ohio Key, Florida. The Company's primary objective is the management of its existing property and the acquisition and management of additional properties, in the United States or abroad, in the recreational and leisure industry's "resort destination" segment. Through the acquisition of all of the limited partnership interest and assets in Sunshine Key Associates Limited Partnership, a Florida limited partnership (the "Partnership") (collectively with Pelican the "Company") the Company presently owns and operates a resort known as the Sunshine Key RV Resort and Marina located on 75 acres which encompasses all of Ohio Key, Florida (the "Resort"). The Resort includes 405 recreational vehicle and camping sites, a 172-slip deep water floating dock marina, a convenience store, bait and tackle shop, gas and propane station, dive shop, laundry, food service snack bar and ice plant. Recreational facilities include a swimming pool, tennis courts, shuffleboard courts, playground, recreational hall, outdoor theater and several private beaches.

Background

     Pelican Properties International, Corp. was incorporated under the laws of the state of Florida on June 1, 1990 under the name Optimum Computing Inc. The Company was organized to acquire business opportunities through the acquisition of assets or the capital stock of existing businesses.

     The Resort, which was established in 1971, was acquired by the Partnership in 1988. Financing for the acquisition was provided by NCNB, predecessor to NationsBank of Florida, N.A. ("NationsBank"). In 1991 the Partnership filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. The Resort was operated under the protection of the Bankruptcy Court until November 1, 1991 when it was discharged.

     Effective August 31, 1995, the Company entered into a Share Exchange Agreement with the limited partners of the Partnership, whereby 99% interest in the Partnership, which owned and operated the Resort until December 31, 1996 (as discussed below), was acquired by the Company in exchange for 3,010,000 shares of the Company's Common Stock, which amounted to approximately 69.7% ownership of the Company.

     Following the acquisition of a 99% interest in the Partnership in August 1995 and a subsequent default of the Partnership obligations to NationsBank in December 1995, the Partnership on January 11, 1996 filed a petition for reorganization under Chapter 11 and a Plan of Reorganization was filed March 5, 1996. On October 29, 1996, a Modified Third Amended


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Plan of Reorganization ("Plan") was confirmed by the Bankruptcy Court. The
Partnership was discharged on October 29, 1996.

     On December 31, 1996, the Partnership entered into agreements with Ohio Key I, Inc. and Ohio Key II, Inc., both wholly-owned subsidiaries of the Company (the "Subsidiaries") pursuant to which the Subsidiaries were assigned and assumed the assets and liabilities of the Partnership, excluding the Partnership's interest in the proceeding again Monroe County Code Enforcement Board. (See "Legal Proceedings.")

     In connection therewith, the Subsidiaries and the Partnership entered into a Loan Restructuring Agreement (the "Restructuring Agreement") and a Restated Mortgage and Assumption Agreement (the "Agreement") with WAMCO XXII, LTD. (the "Lender")(successor to NationsBank). The Restructured Loan in the amount of Four Million Seven Hundred Thousand Dollars ($4,700,000) is evidenced by the Restated Promissory Note and redocuments the indebtedness evidenced by the Final Judgment to reflect the terms of the Stipulation, the Plan and Confirmation Order. The restated mortgage and assumption agreement reflects the terms of the "Restructuring Agreement". (See "Partnership's Outstanding Indebtedness; Bankruptcy").

Sunshine Key Resort

     The Company, through the Subsidiaries, owns and operates the Resort located in the Florida Keys. The Sunshine Key Resort is the closest resort of its kind to Looe Key National Sanctuary; considered to be the premiere location for marine activities with two fishing bridges on either end of the property and a diverse variety of coral and fish. The Resort enjoys publicity from ESPN sports channel, as 2-3 fishing shows are broadcast each year from the marina at Sunshine Key resort. The Resort offers the air, land and waterborne visitor a home base near Key West, Florida. Located on Ohio Key at Mile Marker 39 on the Overseas Highway (U.S. Route 1) and at Marker 20 on the Intracoastal Waterway, the Resort destination offers a complete on-site rest and relaxation or vacation experience, while being close enough to Marathon and Key West for airport access as well as day and evening excursions.

     The Marina portion of the Resort can accommodate boats up to 100' and has 172 boat slips, of which approximately 20% are occupied on full year leases, 50% are occupied on a six-month lease basis, and 30% are available for the transient visitors. There is boat storage for the regular visitors who do not require regular access of a slip. A small marina store offers groceries, bait and tackle and a dive shop that offers scuba/snorkel trips daily or sunset cruises and kayaking. While repair service is not offered due to the limited demand and the availability of competing services in the area, a forklift and work area is provided to owners for do-it-yourself repairs and maintenance. There is a boat ramp for those motorists who bring their own boat, but those without a boat of their own can lease fishing boats and tackle or charter a captain from the Resort. Marina customers can use the hot showers and Laundromat available at the campground.

     The campground portion of the Resort has 405 sites, including five double-wide sites. Catering to recreational vehicles ("RVs"), the facility has 40 consigned rental units for non-


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owners. While most visitors do their own cooking, there is a small pool side restaurant at the Resort which offers breakfast, lunch and an occasional dinner.

     On the road entrance to the Resort, the facility has a Chevron gasoline and convenience store for travelers on U.S. 1 as well as guests at the Resort. Management offices, including the check-in guard gate, are prominently located at the road entrance.

     While most people associate the Florida Keys with the immediate availability of the Gulf of Mexico on the North and the Atlantic Ocean on the South, with its boating, fishing, scenic views and incomparable sunrises and sunsets, the Resort offers the visitor a wide variety of on-site recreation facilities and amenities as well. Water-based recreation is the primary attraction which the Resort exploits to the full potential. In addition to the salt water bathing at its private beach, the Resort has a large freshwater swimming pool with ample tanning and pool-side lounging area. Snorkeling and diving opportunities are available and from its Marina, the Resort offers sunset cruises and kayaking. There are also tennis and basketball courts, as well as shuffleboard courts. As a family resort, the Resort caters to every age group, with adult recreation rooms, a Teen Recreation Hall, and a children's playground. The Resort is equipped with a dog kennel for families traveling with pets. Promoting the community aspects of this mini-village, the Resort has two outdoor theaters which are used for various special events, for the regular fishing contests and for the full activities program. Subject to available financing, the Company's management plans further enhancements and expansion to the Resort.

Growth and Development; Business Strategy

     The Company intends to pursue a strategy of growth and is seeking to expand its operations through acquisitions of additional resort type properties. Subject to the availability of financing and recognizing that major portions of the "resort destination" market are "family owned" operations which can benefit from the efficiencies of experienced central management and the availability of financial resources to achieve full potential, management is focused on those properties which will provide internal growth and increased profitability. The Company intends to fund the acquisition of additional properties through the public or private sale of its securities or by obtaining financing from institutional or other financing firms.

     As with the existing Resort, the Company will target locations where nature and the environment are the primary appeal of the location. The targeted properties in the recreational and leisure industry will be geographically situated to have at least one property in season at all times. The Company will seek to upgrade the facilities at each location to be in a position to attract recreational visitors. A prime requisite for a newly acquired property will be to incorporate all the natural beauty of the area.

     A second type of target property considered will be in areas that have endured as a tourist destination because of specific natural surroundings, or areas that are situated in close proximity to public transportation with unique natural beauty. These properties will be either RV Parks,


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Hotels, and/or resort accommodations. These locations may be within the continental United States or abroad, and they will be well positioned in a rapidly expanding tourist destination.

     The third type of property to be targeted by the Company is under utilized, over leveraged or capital deficit companies where current owners are financially immobilized because of capital, liquidity, and tax requirements. These types of investments will be structured so that long term value will be restored in the target property through increased utilization accomplished through marketing and capital improvements.

Marketing

     Substantial advertising and marketing efforts by the former majority owners of the Partnership have provided "name recognition" and a strong presence in the industry for the Resort as a year-round destination. Currently, marketing is conducted through the efforts of the Company's management. The Company has used various marketing methods, including direct mailing, trade shows and RV association publications, in-person solicitation and full color brochures and printed advertising. The Resort also obtains guests through recommendations and referrals from existing and former guests. In addition, the Company has entered into a membership with a discount RV and camping club to market the Resort in the off-season. The Partnership's management devotes substantial time and effort to maintain continuing guest relationships. Management recognizes that additional marketing is needed and intends to provide at least one full-time employee to implement new marketing strategies for the Resort.

     In that regard, management will seek to (i) maximize sales with an extensive campaign to promote the Resorts to targeted groups, (ii) up-grade the facilities to provide the most modern conferences and workshops, while maintaining all the amenities for the level of comfort required by the guest,
(iii) add specialists to the Resort staff to support and sustain prolonged growth under the marketing plan, and (iv) increase research efforts, through consultants, to create additional follow-up programs as well as further refinement of the Resort's competitive advantages.

Seasonality

     The Company's business is considered seasonal with a large portion of its revenues and profits being derived between December and April, and between July and August. There can be no assurances that revenues received during these periods will support the Company's operations for the rest of the year.

Competition

     The Company is engaged in a highly competitive segment of the hotel and RV resort industry. The Company competes directly or indirectly with many companies, a number of which are larger, better capitalized and more established. Although the Company believes it has a competitive advantage because of its location and long time presence and existence, as well as a constant focus on upgrading and maintaining the existing facilities in order to enhance the


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available recreational opportunities, there can be no assurance that the
Company will be able to compete favorably in the future.

Employees

     The Company currently has two employees consisting of its President and Chief Financial Officer. Management believes that its present employees are adequate to support its current operations although the Company intends to hire additional employees upon the acquisition of additional properties. The Company currently has approximately 45 employees, most of which are leased through the employment agency of Staff Leasing.

Partnership's Indebtedness and Bankruptcy

     To finance the cost of the acquisition of the Resort, in 1989 and 1990 the Partnership (prior to the acquisition by the Company) incurred indebtedness (the "Loan") of approximately $7,100,000 with NationsBank pursuant to a consolidated loan agreement ("Loan Agreement"). As a result of certain actions of the former general partner of the Partnership, Capital Equities Corp., the Loan was in default in 1991, at which time the Partnership filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. From 1991 to 1994, the Partnership remained current on its obligations to its creditors through revenues generated from the Resort. In 1994, NationsBank refused to fulfill its agreement to extend the maturity date of the Loan, and the Partnership thereafter entered into a settlement agreement ("Settlement Agreement") with NationsBank wherein the Partnership was obligated to pay NationsBank the sum of $5,300,000 on or before November 15, 1995. Thereafter, on December 5, 1995, NationsBank and the Partnership entered into a modification agreement ("Modification Agreement"). Following a default by the Partnership on December 16, 1995, NationsBank gave notice of acceleration of the Note and its intention to seek judgment against the Partnership and foreclose on its security interest in the Resort. On January 11, 1996 the Partnership filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code seeking relief from its creditors. On February 23, 1996, NationsBank filed a Motion to Dismiss, which was denied. On March 5, 1996, the Partnership filed its Plan with the court, which Plan was confirmed by the court and the Partnership was discharged on October 29, 1996.

     Pursuant to the Confirmation Order, Lender has the principal claim and is secured by a first priority lien in and upon the real property owned by the Subsidiaries and upon which it operates the Resort. Under the Plan, the Subsidiaries made cash payments of approximately $1 million and the notes were consolidated and restated in a single note in the principal amount of $4,700,000 with the following payment terms:

        (i) During the period commencing on December 29, 1996 and ending on August 29, 1997, the restated note will not bear interest. In lieu of the interest, the Subsidiaries will make monthly payments of $5,000 each commencing on May 29, 1996 through and including August 29, 1997 to compensate the Lender for its agreement to waive interest on the restated note during this period.


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        (ii) Commencing on August 30, 1997, the restated note will bear interest at nine (9%) percent per annum. On September 29, 1997 through and including September 29, 1999, the Subsidiaries will make equal amortizing monthly payments of principal and interest on the restated note determined by reference to standard amortization tables using an interest rate of nine (9%) percent per annum, the principal balance of the restated note on October 30, 1996 and an amortization period of twenty-five (25) years. Assuming the principal balance is $4,700,000, the monthly payment amount will be $39,442.23. The restated note will mature on October 30, 1999, at which time the outstanding principal balance and all accrued interest will be due and payable in full.

        (iii) If the restated note is repaid in full before November 30, 1997, the Subsidiaries will receive an early payment discount equal to eight (8%) percent of the outstanding principal balance of the restated note on the date of repayment. In order to receive the discount, the Subsidiaries must repay all outstanding accrued interest and any other sums owed to the Lender on the date of early payment.

        (iv) If the restated note is repaid in full after November 30, 1997 and before November 30, 1998, the Subsidiaries will receive an early payment discount equal to five (5%) percent of the outstanding principal balance of the restated note on the date of repayment. In order to receive the discount, the Subsidiaries must repay all outstanding accrued interest and any other sums owed to the Lender on the date of early payment.

        (v) No early payment discount will be available after November 30, 1998.

     (c) The Subsidiaries will have a one-time option to extend the maturity of the restated note until October 30, 2002 as long as they comply with the following conditions:

        (i) On or before October 29, 1999, the Subsidiaries must pay the Lender an extension fee equal to one (1%) percent of the outstanding principal balance of the restated note and reduce the principal balance of the restated note by $500,000.

        (ii) The Subsidiaries must provide the Lender with written notice of its election to exercise the extension option by September 30, 1999.

     (d) If the Subsidiaries elect to exercise the extension option and meets all conditions required by the Lender for the exercise thereof, the following terms will apply during the extended term of the restated note:

        (i) The Subsidiaries will execute a renewal of the restated note (the "Renewal Note") which will bear an interest rate of 9.75% per annum commencing on October 30, 1999.

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        (ii) November 29, 1999 through and including September 29, 2002, the
Subsidiaries will make equal amortized monthly payments of principal and interest on the Renewal Note determined by reference to standard amortization tables using an interest rate of 9.75% per annum, the outstanding principal balance of the restated note on October 30, 1999 and amortization period of twenty (20) years period. The restated note will mature on October 30, 2002 at which time the outstanding principal balance plus accrued interest will be due and payable in full.

     The Company also entered into a promissory note for $1,000,000 at 12% per annum. This note is payable in 23 consecutive monthly installments of interest only commencing on February 1997 and ending December 1998, at which time the outstanding principal balance and accrued interest will become due and payable in full.

Legal Proceedings

     The Company knows of no material litigation or claim pending, threatened or contemplated to which the Company is or may become a party.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion should be read in conjunction with the consolidated financial statements of the Company and the Notes thereto. The Company has a single asset that operates as a wholly owned subsidiary, Ohio Key I, Inc. The references to operations generally refer to this subsidiary unless otherwise noted. Prior to the December 31, 1996 acquisition by Ohio Key I, Inc., the asset was owned by Sunshine Key Associates, Limited Partnership.

Results of Operations

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

     For six months ended June 30, 1997 revenues increased by $376,230 or 19.42% as compared to the six months ended June 30, 1996. The increase was primarily attributable to an increase in the Company's site rental operation that increased $192,521 or 19.38%. The significance of this rental increase can also be emphasized by the fact that there was not a rate increase in 1997. The convenience store merchandise & fuel sales also increased by $97,447 or 22.99%. Included in this period's increase is a $45,000 insurance claim settlement from 1995 that required litigation to resolve.

     The six months ended June 30, 1997 Cost of Revenues was $668,823 that was an increase over the $618,530 for the six months ended June 30, 1996. This represents an increase of $50,293 or 8.13%. This is attributable to an increase in revenues and an increase in the cost and amount of fuel sold.

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     For the purposes of this comparison, Operating and General & Administrative costs will be referred to as Operating and G/A expenses. Management automated the internal accounting functions during 1996 and reclassified expense items between the two cost classifications. Six months ended June 30, 1997 Operating and G/A expense increased $83,999 or 8.40% from $1,000,269 in 1996 to $1,084,268. This increase is partially attributed to increased legal expenses, as well as a combination of several other line items that individually amount to insignificant amounts. The increased legal expenses are related to the prior partnership's bankruptcy and litigation that have been resolved.

     Interest expense for the six months ended June 30, 1997 decreased $103,939 from $197,517 in 1996 to $93,578. The decrease is primarily due to lower negotiated interest payments included in the settlement agreement with the first mortgage holder, WAMCO XXII as opposed to the higher payments to NationsBank.

     Income from Operations increased $315,007 from a loss of $9,210 in the six months ended June 30, 1996 to a gain of $305,797 in the six months ended June 30, 1997. This was primarily the result of increased revenues.

     The Company's working capital decreased from the December 31, 1996 deficit of $504,767 to a deficit of $525,836 as of June 30, 1997. Accounts receivable decreased $50,175 to $36,841 as of June 30, 1997 as compared to December 31, 1996. This was the result of increased collection efforts. Accounts payable and accrued expense was reduced $60,305 to $188,921 as of June 30, 1997 as compared to December 31, 1996.

     A total cash outlay of $100,878 has been utilized for capital expenditures of property and equipment in the first six months of 1997. These expenditures were primarily for the continuation of the replacement and upgrade of the park's electrical system and the state mandated replacement of the fuel containers located at the marina. These fuel containers will provide for greater sales control as well as a more reliable and efficient container system that significantly reduces losses due to evaporation as well as environmental concerns.

     As of June 30, 1997, the Company further converted approximately $300,000 in debt owed to pre-petition debt and the former general partner to equity through the issuance of Series A Preferred Stock.

     In January 1997 the mortgage note payable to WAMCO XXII, Ltd. was restructured and restated to December 31, 1996. The new agreement provides for interest payments of $5,000 to be paid monthly through August 30, 1997. Commencing on August 30, 1997, the Note will bear interest at the rate of 9% per annum. Beginning on September 30, 1997, principal and interest payments will begin on the outstanding principal balance of $4,700,000. The note will mature on October 30, 1999 at which time the outstanding principal balance and all accrued interest will become due and payable in full. At maturity, the Company has a one-time option to extend the maturity of the restated note until October 30, 2002 if certain conditions are met. The Company also has provisions in the agreement for an early payment discount equal to 8% of the


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outstanding principal balance of the restated note if repaid before
November 30, 1997 and a 5% discount if the note is repaid in full after November 30, 1997 and before November 30, 1998. The Company also entered into a promissory note for $1,000,000 at 12% per annum. This note is payable in 23 consecutive monthly installments of interest only commencing February 1997 and ending December 1998, at which time the outstanding principal balance and accrued interest will become due and payable in full. As part of the bankruptcy settlement, the Company also restructured an existing note payable to the Small Business Administration. This $326,401 note is now payable over ten years at a 4% per annum with the first 24 months principal and interest payments fixed at $2,000. Thereafter, the outstanding principal balance will be amortized over a period of eight years at 4% per annum.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1997

     For the year ended December 31, 1996, revenues increased by $197,378 or 6.28%, from $3,144,932 in 1995 to $3,342,310 in 1996. The increase was primarily attributable to an increase in the Company's rental operation that increased $309,168 or 26.71%. This increase was a result of increased marketing efforts and better management.

     Costs of Revenues modestly increased from $1,001,070 in 1995 to $1,022,029 in 1996 or 2.09%. Costs of Revenues were 31.83% of total revenue for 1995 and 30.58% of total revenue for 1996. The Gross Profit increased from $2,143,862 in 1995 to $2,320,281 in 1996 resulting in an increase of $176,419 or 8.23%. During 1996, fuel costs increased due to the change in the collection method of the state of Florida gasoline tax. This tax was previously expensed and is presently incorporated in the per gallon price paid to the distributor.

     Total Operating and G/A expenses decreased $9,594 or .53% from $1,802,804 in 1995 to $1,793,210 in 1996. The decreases in 1996 office expenses, bank charges and legal expenses along with the elimination of the gasoline tax expense was offset by increases in maintenance and repairs, and corporate overhead costs (including federal and state income tax expense) not incurred in 1995. The increase in maintenance and repair were a direct effort of management to upgrade and improve the property.

     Interest expense decreased $1,402,761 from $1,646,650 in 1995 to $243,889 in 1996. Interest expense for 1995 was accrued primarily at the stated loan default rates ranging from 18% to 25% per annum. The first 11 days of 1996 are calculated at this default rate and represent approximately $45,000 of the 1996 interest. The default interest rates were not accrued for the remainder of 1996 due to the filing of Chapter 11 Bankruptcy. The remaining interest expense in 1996 represent interest only payments.

     Income from operations increased $1,652,901 from a loss of $1,581,887 to a gain of $71,014 in 1996. This increase is primarily the result of the elimination of accrued interest associated with the restructured loan that resulted in approximately $1,400,000 of the increase. The remaining gain is attributed to increased gross profit.

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     The Company incurred an extraordinary gain as of December 31, 1996 from forgiveness of debt in the total amount of $1,940,424. This amount is comprised of a principal forgiveness reduction in the mortgage note of $616,854 and an accrued interest forgiveness reduction of $1,323,570. This was the result of the Company=s effort to negotiate a settlement of a long standing dispute with WAMCO XXII, Ltd. (formerly held by NationsBank). The plan included a refinancing in order to reduce the obligation to WAMCO to $4,700,000. As per the agreement, the Company paid WAMCO a total amount of $1,000,000 towards principal, of which $100,000 was paid directly by the company in January 1997.

     The Company's working capital increased from a deficit of $9,506,212 at December 31, 1995 to a deficit of $504,767 at December 31, 1996. The increase was primarily due to the restructuring of two matured loans one formerly held by NationsBank with accrued interest and the other loan to the Small Business Administration. The increase was also attributed to the conversion of debt to a former and current general partner to equity as well as an increase of current assets.

     At December 31, 1996 the Company had accounts receivable of $87,016 as compared to $77,263 at December 31, 1995. This increase is considered inconsequential since this is comprised of community fees and storage charges collected from long term customers and credit card charges in transit, all of which have not been an area of concern in prior years.

     At December 31, 1996 the Company had accounts payable and accrued expenses of $249,226 as compared to $1,843,831 at December 31, 1995. This decrease of $1,594,605 was directly attributable to the elimination of accrued interest associated with the restructured loan as well as a reduction in accounts payable specifically related to the conversion of accounts payable to pre-petition debt.

     Cash outlays for capital expenditures of property and equipment totaled $144,319 for the 1996 fiscal year compared to $160,508 for the 1995 fiscal year. Major expenditures included outlays for the continuing project of the replacement and upgrade of the park's electrical system, renovation and improvements to the marina, the complete restoration of the park's tennis courts, upgrades and expansion to the park's sewer system and other upgrades and renovations to the park's facilities. As of December 31, 1996, the Company was able to convert over $800,000 in debt owed the former and present general partners as well as one limited partner to equity through the issuance of shares of Common Stock.

Outlook

     Management believes that the resort destination industry and more specifically the recreation vehicle (RV) industry are expected to grow substantially because of: (i) a shift in recreation vehicle ownership patterns toward the enormous baby boom population; (ii) expectations of the baby boom population to increase 34% between 1995 and 2005 and the over 65 population increasing an estimated 24% to 40 million by 2010; (iii) in 1996, over 466,000 new RV's were shipped with a total value of $10 billion, constituting the highest annual dollar


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value to date; (iv) according to the University of Michigan Survey Research
Group, RV ownership rates are highest in the 50-65 age group and are expected to grow by 40% over the next ten years; (v) the rate of growth, between 1986 and 1996, in recreational spending ranked third in the nation with an annual average of 6.5%.

     The Company will seek to take advantage of the growing resort destination industry through its strategy of expanding through acquisitions. The Company intends to further take advantage of this growing industry by targeting locations where nature and the environment are the primary appeal of the location. This will take advantage of the above stated industry outlook as well as the growing eco-tourism sector. The Company will emphasize, as initial targets, acquisitions that complement its existing operation with alternate seasonality. This will provide the Company with a consistent cash flow from operations and ensure that an operation is in season at all times throughout the year.

Ohio Key I, Inc. Subsidiary

     Management anticipates increases in revenue for the remainder of 1997 as well as 1998. Several factors will influence this increase. Since the majority of the peak-season falls within the first quarter, which represents approximately 40% of the yearly revenues, management feels there is a tremendous potential for increased sales in the off-peak season. A more focused marketing effort targeted to improve operations in the off-peak season has recently been implemented. The many capital improvements undertaken in the last several years along with present projects is believed to improve the overall appeal of the park and thus increase sales. One project in particular, the complete electrical upgrade of the park, will have several major positive effects on operations. It will increase power efficiency resulting in anticipated power cost savings of approximately $75,000 a year and a reduction in responsibility for the primary electrical system that the local electric utility company will assume at the completion of the project. This improvement will also allow the Company to meter and bill individual sites occupied by longer term residents thus increasing revenues as well as eliminating the existing brownouts that occur periodically. Significant efforts have been made in 1997 to expand the number and quality of amenities offered at the resort. The Company entered into agreements with two separate entities that have significantly upgraded our recreational water amenities. The first was the rental use of three boats owned and maintained by an outside source. This replaced the two existing boats with modern boats and eliminated the costly maintenance operation. The second was the opening of a state of the art scuba diving facility on the property offering retail merchandise, instruction and a wide variety of aquatic recreation. The business is owned and operated by an outside individual with an industry wide reputation and existing client base. The rental boats and dive facilities are anticipated to increase the overall appeal of the park, as well as increase revenues through our profit sharing and space leasing arrangements.

     Management does not anticipate any significant fluctuations in Operating and General & Administrative expenses for the remainder of 1997. The Company expects interest expense to increase in the remainder of 1997 due to contractual obligations for existing debt. Management believes that since the property has an estimated appraisal of $11,000,000 and has received a purchase interest for $12,000,000 a refinancing of the existing debt in 1997 is possible. The company is currently pursing alternative debt financing to take advantage of a recently negotiated discounted payoff amount of $4,000,000 by November 28, 1997 of the $4,700,000 note held by Bosque Asset Group (formerly WAMCO XXII, Ltd.) This would result in a principal reduction of $369,000 more than the previously agreed upon early payment discount of 8% for the same time period. Management is confident that financing will be available to take advantage of this reduction.

     In 1997, the Company won an appeal of a previous Circuit Court ruling that prohibited certain recreational park model vehicles from the park. As a result of the favorable appeal ruling the Company plans to more forward with a subsequent damage claim with the county. The Company also has a pending claim with the local electric utility company regarding the non payment of billing credits which amounts to approximately $30,000. Management feels strongly that this claim will be settled in 1997.

     The Company will continue to reinvest in ongoing capital improvements to the property in the remainder of 1997. The electrical upgrade project is due for completion in first quarter 1998. The replacement of the fuel containers located at the marina is scheduled for completion in the third quarter of 1997. Other capital improvement projects intended to elevate the property to a 5 star resort include but are not limited to; the complete modernization of the marina floating docks, repaving of the park's roads, an additional pool (inclusive of a new restaurant and game room) facility and the renovation of the roadside gas station and grocery store facility.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Resort and the Company's operations are conducted on 75 acres in the Florida Keys, which encompasses all of Ohio Key, Florida. The Company's principal offices are located on the Resort at 38801 Overseas Highway, Big Pine Key, Florida 33043.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the Company's Common Stock beneficially owned on September 10, 1997 for (i) each stockholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within sixty (60) days. At September 10, 1997, there were 4,914,185 shares of Common Stock outstanding. The address of each of the persons set forth below is 38801 Overseas Highway, Big Pine Key, Florida 33043, except as otherwise noted.

                                     No. of Shares
                                    of Common Stock
Name and Address                   Beneficially Owned
----------------                   ------------------

C. John Knorr, Jr.(1)                     911,561
Jane Bergman (2)                          220,000
Donald E. Schupp                              -0-
Timothy M. Benjamin(3)                     80,000
Thomas L. Callahan(4)                     688,145
Linda Brauer(5)                           350,698
All executive officers and directors
 as a group (four persons)              1,211,561

----------------

(1) Includes 101,203 shares of Common Stock held by Infinity Investment Group, Inc., the general partner of the Partnership, in which Mr. Knorr is the sole shareholder. Does not include (i) 333,333 shares of Common Stock issuable upon the exercise of options at a price of $.01 per share at any time after January 1, 1998 until January 1, 2002 and (ii) 333,333 shares of Common Stock issuable upon the exercise of options at a price of $.01 per share at any time after January 1, 1999 until January 1, 2003.

(2) Does not include 60,000 shares of Common Stock issuable pursuant to the Employment Agreement entered into between the Company and Ms. Bergman which shares are issuable quarterly during the remaining nine months of employment at a rate of 20,000 shares on the last day of each quarter (November 30, 1997, February 28, 1998 and May 31, 1998).

(3) Includes 80,000 shares issuable pursuant to options which vest upon certain conditions. See "Management"

(4)  The address is 144 De Coursey Cove Lane, Queenstown, MD 21658.

(5)  The address is 11308 Bedfordshire Avenue, Potomac, MD 20854.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                            Age                             Position
----                            ---                             --------

C. John Knorr, Jr.              49                      Chairman of the Board

Jane Bergman                    45                      President and Director

Timothy M. Benjamin             31                      Chief Financial Officer
and Treasurer

Donald E. Schupp                51                      Director

     Unless otherwise noted, the address of each of the directors and officers of the Company is 38801 Overseas Highway, Big Pine Key, Florida 33043.

Carl John Knorr, Jr. Since June 1, 1996 Mr. Knorr has served as the
Company's Chairman of the Board and from August 31, 1995 through May 31, 1996 as the Company=s President. Mr. Knorr is also president and sole shareholder of Infinity Investment Group, Inc., the general partner and management company for the Partnership since 1991. Mr. Knorr is experienced in managing distressed real estate properties, including resort properties and is experienced at turn-arounds and profit development. Mr. Knorr has substantial and wide accomplishments in the real estate industry. Graduated from the University of Richmond, Mr. Knorr is the youngest individual in the United States to receive professional designation of "Accredited Farm and Land Broker" ("AFLB"). He is a Past Director and President of the Virginia Chapter of the Real Estate Securities and Syndication Institute, and a Past Director and Regional Vice President of the National Institute of Farm and Land Brokers. He has brokered over $100 million in real estate and over $10 million in mortgages, as well as having developed successful real estate limited partnerships, establishing a strong investor base. He has served as an appraiser for major banks and law firms and is recognized as a qualified appraising expert in the City of Richmond, Powhaton County, Caroline County, Hanover County and the City of Fredericksberg, as well as by the Internal Revenue Service. In 1994, NationsBank refused to fulfill its agreement to extend the maturity date of the Partnership's loan of approximately $7,100,000. The Partnership was unable to resolve this matter with NationsBank, and as a consequence, the Partnership filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Knorr was the sole officer, director and shareholder of the corporate general partner for the Partnership at the time the Partnership went into bankruptcy. The Partnership thereafter entered into a settlement agreement with NationsBank. See "Description of Business -- Partnership's Indebtedness and Bankruptcy."

Jane E. Bergman. Since June 1, 1996, Ms. Bergman has served as President of the Company and since February 20, 1997, as a Director of the Company. Ms. Bergman is an accomplished professional with over 18 years of corporate experience including upper management positions in operations, finance, and marketing including Director of Operations for Bell Atlantic. For approximately 20 years, Ms. Bergman has owned and managed rental property. She also maintains ownership in several small businesses. Ms. Bergman holds a Bachelor of Arts degree in mathematics from the College of William and Mary in Williamsburg, Virginia.

Timothy M. Benjamin. Since October 30, 1995, Mr. Benjamin has served as the Company's Chief Financial Officer. Mr. Benjamin received both a M.B.A. and a B.B.A. in Finance and Economics from Florida International University. From 1989 to October 1995 Mr. Benjamin was employed with the Federal Reserve Bank of Atlanta, Miami, Florida, as Senior Business Development Coordinator, 1994 to October 1995, Business Development Coordinator, 1991 to 1994, and Supervisor, 1989 to 1991.

Donald E. Schupp. Mr. Schupp has served as President and Chief Operating
Officer for American Refining Group headquartered in Pittsburgh, Pennsylvania since 1983 and is a member of the Board of Directors of the Company. Additionally, Mr. Schupp has served as a top-level Corporate officer in several large, multi-billion dollar, independent refining and marketing companies, with responsibilities ranging from retail marketing to wholesale marketing, crude acquisition, terminal operations, feedstock trading, supply and distribution, and general management. He has a solid track record of revitalizing weak and unprofitable operations, and is known for establishing efficiencies and high levels of productivity in all areas of responsibility. He serves on the Board of Directors of the National Petroleum Refiners Association, several active committees of the Society of Independent Gasoline Marketers of America, and on the Marketing General Committee of the American Petroleum Institute.

     Graduating from the University of Richmond School of Business in 1968 with a Bachelor of Science degree in Business Administration, Mr. Schupp majored in Industrial Management and mathematics, with a minor in Marketing. He also attended Clemson University, majoring in Mechanical Engineering before transferring to Richmond.

     Mr. Schupp served in the United States Army, Air Defense Branch, from 1969 to 1972, attaining the rank of Captain. His responsibilities included nuclear missile site commander, Brigade S-2 and various duties in the U.S. and Southeast Asia, with various decorations for service. He carried a Top Secret/Crypto security clearance.

     As additional properties are acquired, the Company anticipates attracting additional, equally successful and qualified, directors, officers, and facility managers.

ITEM 6. EXECUTIVE COMPENSATION.

No executive officer of the Company has had annual compensation in excess of $100,000. The following table shows for the year ended December 31, 1996, the cash and other compensation paid by the Company to its President and Chief Financial Officer.

                           Summary Compensation Table

Name and
Principal                                                 Other Annual     All Other
Position                 Year        Salary       Bonus   Compensation    Compensation
--------                 ----        ------       -----   ------------    ------------

Jane Bergman,            1996         $-0-        $-0-        $-0-         $6,250(1)
  President

C. John Knorr,
  Chairman of the Board  1996(3)      $-0-        $-0-        $-0-         $-0-
  and former President   1995(2)      $-0-        $-0-        $-0-         $-0-

(1) Represents the fair value of 100,000 shares of Common Stock earned from the commencement of Ms. Bergman's employment with the Company on June 1, 1996 through December 31, 1996 pursuant to the employment agreement between the Company and Ms. Bergman.

(2) Mr. Knorr commenced employment with the Company as President on August 31, 1995.

(3)  Mr. Knorr resigned as President of the Company on June 1, 1996.

Employment Agreements

     On June 1, 1997 the Company entered into a one (1) year employment agreement with Jane Bergman, the Company's President, which agreement may automatically be renewed for up to one (1) year, upon the mutual consent of the parties thereto. The agreement provides for an initial base salary of up to an aggregate of 80,000 shares of the Company's Common Stock per year, medical benefits, insurance and other fringe benefits. The shares of Common Stock to be issued to Ms. Bergman shall be issued as follows: Twenty Thousand (20,000) shares to be issued on the last day of the completion of the first quarter following the signing of the agreement, Twenty Thousand (20,000) shares to be issued at the completion of the second quarter following the signing of the agreement, Twenty Thousand (20,000) shares to be issued on the last day of the completion of the third quarter following the signing of the agreement, and Twenty Thousand (20,000) to be issued on the last day of the completion of the final quarter following the signing of the agreement. The employment agreement provides for full time employment and contains a provision that the employee will not compete or engage in a business competitive with the current or anticipated business of the Company for the term of the agreement and in the event Ms. Bergman is terminated for cause or voluntarily resigns, she shall be subject to the non-competition clause for a period of one (1) year after termination or resignation.

     The Company has entered into a one (1) year employment agreement with Timothy M. Benjamin, the Company's Chief Financial Officer, which agreement may be automatically renewed for up to one (1) year period upon the mutual consent of the parties thereto. The agreement provides an initial base salary of $50,000 a year, medical benefits, insurance and other fringe benefits, and stock options. The stock options are exercisable for a period of five years from the date of vesting at an exercise price of (i) the greater of $2.50, or the average bid price per share of Common Stock for the year 1997 determined by averaging the bid prices as of March 31, 1997, June 30, 1997, September 30, 1997 and December 31, 1997, for any options vesting on December 31, 1997; and
(ii) the greater of $2.50 per option or the average bid price per share of Common Stock for the year 1998, determined by averaging the bid prices as of March 31, 1998, June 30, 1998, September 30, 1998 and December 31, 1998 for any options vesting on December 31, 1998. Subject to the provisions of the employment agreement, the total of up to 40,000 option shares for each of (i) 1997 and (ii) 1998 shall vest provided that during each of those years; (1) as of December 31, the Company shall have attained no less than a 20% increase in its Earnings Before Income Tax over the previous December 31 year-end; and/or
(2) as of December 31, the weighted average earnings per share of the Company's Common Stock shall have increased by no less than 20% over the previous years weighted average earnings per share, which shall be determined by the sum of the average outstanding shares during the relevant year as of March 31, June 30, September 30, and December 31, divided by four, and comparing that number to the previous years number, calculated in a like manner; and/or (3) as of December 31, the average bid price of the Common Stock shall have increased by no less than 20% over the previous years average bid price, which shall be determined by the average bid price of the Common Stock for the five consecutive business days commencing December 1. The Employment Agreement provided for full time employment and contains a provision that the employee will not compete or engage in a business competition with the current or anticipated business of the Company for the term of the agreement and in the event Mr. Benjamin is terminated for cause or voluntarily resigns, he shall be subject to the non-competition clause for a period of one (1) year after termination or resignation.

Option Grants in Last Fiscal Year

The Company granted no options to purchase shares of Common Stock during the fiscal year ended December 31, 1996. The following table sets forth information with respect to the grant of options during the fiscal year ended December 31, 1996 to each person named in the Summary Compensation
Table.

                             Number of       % of Total
                             Securities      Options/SARs
                             Underlying      Granted to      Exercise or
                             Options/SARs    Employees in    Base Price      Expiration
Name                         Granted(#)      Fiscal Year     ($/Shares)      Date
----                         ----------      -----------     ----------      ----------
Jane Bergman, President         -0-              -0-             -0-           -0-

C. John Knorr, Jr.,
  former President              -0-              -0-             -0-           -0-

Incentive and Nonqualified Stock Option Plan

     The Board of Directors of the Company intends to propose to the Company's shareholders at the next annual meeting of shareholders the adoption of the Company's proposed 1997 Stock Option Plan (the "Plan").

     The Plan will work to increase the employees', consultants' and non-employee directors' proprietary interest in the Company and to align more closely their interests with the interests of the Company's shareholders. The Plan will also maintain the Company's ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

     Under the Plan, the Company intends to reserve an aggregate of 1,000,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). The Board of Directors or a Committee of the Board of Directors (the "Committee") of the Company will administer the Plan including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

     Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of the Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant.

     The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

     The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.

     Officers, directors, key employees and consultants of the Company and its subsidiaries (if applicable in the future) will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

     All Plan Options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not an employee of the Company but is a member of the Company's Board of Directors and his service as a Director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of Section 22(c)(3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

     The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in the Company's capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate on approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

Option Exercises and Holdings

     The following table sets forth information with respect to the exercise of options to purchase shares of Common Stock during the fiscal year ended December 31, 1996 to each person named in the Summary Compensation Table and the unexercised options held as of the end of the 1996 fiscal year.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES
-------------------------------------------------------------------------------

                                             Number of
                                             Securities        Value of
                                             Underlying        Unexercised
                  Shares                     Unexercised       in-the-Money
                  Acquired                   Options/SARs      Options/SARs
                  on             Value       at FY-End (#)     at FY-End ($)
                  Exercise      Realized     Exercisable/      Exercisable/
     Name            (#)          ($)        Unexercisable     Unexercisable
-------------------------------------------------------------------------------

Jane Bergman,         0            0               0               0
 President

C. John Knorr, Jr.    0            0               0               0
 former President


             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

-----------------------------------------------------------------------------------------------
                   Number           Performance     Estimated Future Payouts Under
                   of Shares,       or Other        Non-Stock Price-Based Plans
                   Units or         Period Until    ------------------------------
                   Other Rights     Maturation      Threshold        Target          Maximum
     Name              (#)          or Payout       ($ or #)        ($ or #)        ($ or #)
-----------------------------------------------------------------------------------------------
Jane Bergman,           0               0               0               0               0
   President

C. John Knorr, Jr.      0               0               0               0               0
   former President

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     The Partnership and Infinity Investments Group, Inc., a Florida corporation and general partner of the Partnership (the "Management Company") which is owned and controlled by C. John Knorr, Chairman of the Board, entered into an agreement under which the Management Company provided management services to the Partnership (the "Management Agreement"). Under the terms of the Management Agreement, the Management Company received an annual management fee equal to three (3%) percent of front desk revenues, plus two (2%) percent of total gross revenues, payable monthly. For the year ended December 31, 1997, the Management Company received from the Partnership an aggregate of $106,506 for services rendered. The Management Agreement terminated on December 31, 1996 pursuant to the disposition by the Partnership of all of the Partnership's assets.

     As of the date hereof, there are stock options to purchase an aggregate of 666,666 shares of Common Stock outstanding, which were granted to Mr. Knorr on October 9, 1996 in consideration for Mr. Knorr guaranteeing the payment of $1,000,000 pursuant to the Guarantee Agreement between C. John Knorr, Jr. and WAMCO XXII, Ltd., dated August 6, 1996.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock

     The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.001 per share, of which 4,914,185 shares were issued and outstanding as of the date hereof. Holders of the shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of Common Stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company and to participate ratably in the distribution of any assets legally available for distribution with respect to the Common Stock. The Company does not expect to pay dividends for the foreseeable future.


Preferred Stock

     The Company is authorized to issue 1,000,000 shares of preferred stock, par value $.001 per share. The Company has previously designated one series of preferred stock consisting of 195,907 shares which were designated as Series A Convertible Preferred Stock.

     The Board of Directors of the company has the authority, without further action by shareholders, to issue the preferred stock in one or more series, and to fix for any series the dividend rate, redemption price, liquidation or dissolution preferences, conversion rights, voting rights and other preferences and privileges.


Series A Preferred Stock

     The Series A Preferred Stock have the following rights, preferences and/or limitations:

     Dividend Rights. The holders of shares of Series A Preferred Stock shall be entitled to receive a cumulative annual dividend of 6% of the stated value of the Series A Preferred Stock of $1.50 per share (AStated Value@) on January 1 of each year commencing January 1, 1998, or $.09 per share, payable in cash or Common Stock of the Company (i.e., based on the equivalent fair market value of Common Stock of the Company).

     Conversion Rights. Holders of the Series A Preferred Stock will have the right to convert each share of Series A Preferred Stock into the Company=s Common Stock (calculated as to each conversion to the nearest share) at any time at a conversion rate of one share of Series A Preferred Stock for one share of Common Stock. In the event the Series A preferred Stock is not converted by December 31, 1999, the Company shall have the right to cause the remaining outstanding shares of Series A Preferred Stock to be converted into Common Stock of the Company at the aforementioned conversion rate. In the event the Series A Preferred Stock is not converted by either of the holders thereof or by the Company, the Series A Preferred Stock will continue to subsist as established. No fractional share or scrip representing a fractional share will be issued upon conversion of the Series A Preferred Stock. In the event of any reclassification, merger, consolidation or change of shares of the series A Preferred Stock and/or the Common Stock of the Company, the Company shall make adjustments to the conversion ratio which shall be as nearly equivalent to that stated above as may be practical.

     The conversion price will be subject to adjustment in certain events, including (i) the issuance of capital stock as a dividend or distribution on Common Stock, (ii) subdivision, combinations, reverse stock splits and reclassification of the Common Stock, and (iii) the fixing of a record date for the distribution to all holders of Common Stock of evidence of indebtedness or assets (other than cash dividends) of the Company or subscription rights or warrants.

     Adjustment in the conversion price may be postponed until the cumulative effect of any adjustments amount to 1% or more of the conversion price. The Company agrees to use its best efforts at all times to reserve or hold available a sufficient number of shares of Common Stock to cover the number of shares issuable on conversion of the Series A Preferred Stock.

     The holder shall effect conversion by surrendering the certificate or certificates representing the shares of Series A Preferred Stock to be converted to the legal counsel for the Company, with a copy thereof to the Company, together with the form of conversion notice attached to the certificate. Each conversion notice shall specify the number of shares of Preferred Stock to be converted and the date on which such conversion is to be effected, which date may not be prior to the date the holder delivers such conversion notice by facsimile (the AConversion Date@). If no Conversion Date is specified in a conversion notice, the Conversion Date shall be the date that the conversion notice is delivered. Each conversion notice, once given, shall be irrevocable. If the holder is converting less than all shares of Series A Preferred Stock represented by the certificate or certificates tendered by the holder with the conversion notice, o if a conversion hereunder cannot be effected in full for any reason, the Company shall convert up to the number of shares of Series A Preferred Stock which can be so converted and shall promptly deliver to such holder a certificate for such number of shares as have not been converted.

     Shares of Series A Preferred Stock converted into Common Stock shall be canceled and shall have the status of authorized by unissued shares of undesignated Preferred Stock.

     Redemption. The Company shall have the right, exercisable at any time upon ten (10) trading days notice to the holders of the Series A Preferred Stock given at any time to redeem, from funds legally available therefor at the time of such redemption, all or any portion of the shares of Series A Preferred Stock which have not previously been converted or redeemed, at a price equal to 117.6% of the produce of (i) the number of shares of Preferred Stock then held by the holder and (ii) the Stated Value, subject to adjustment pursuant to the terms hereof. The entire redemption price shall be paid in cash. The holders of the Series A Preferred Stock do not have the right to require the Company to redeem their shares of Series A Preferred Stock.

     Voting Rights. Except as provided by law, the Series A Preferred Stock shall not be entitled to vote on matters submitted to a vote of the shareholders of the Company. Unless the vote or consent of the holders of a greater number of shares is required by law, the consent of the holders of at least a majority of all of the Series A Preferred Stock at the time outstanding shall be necessary to change, alter or revoke the rights and preferences conferred on the Series A Preferred Stock by the Articles of Incorporation or to adopt any amendment to the Articles of Incorporation materially adversely affecting the rights of the holders of the Series A Preferred Stock.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock shall be entitled to receive, after due payment or provision for payment for the debts and other liabilities of the Company, a liquidating distribution before any distribution may be made to holders of Common Stock of the Company. The holders of the Series A Preferred Stock outstanding shall be entitled to receive an amount equal to $1.50 per share, plus declared dividends to the date of the final distribution, whether or not such liquidation, dissolution or winding up is voluntary or involuntary on the part of the Company.

     Miscellaneous. The Series A Preferred Stock has no preemptive rights. The Company reserves the right to issue up to an additional 804,093 shares of Preferred Stock, representing the balance of the authorized Preferred Stock, with designations and preferences as the Board of Directors shall determine. The Series A Preferred Stock and the Common into which such Series A Preferred Stock is convertible, when issued will be legally issued, fully paid and non-assessable.

     Any and all notices or other communications or deliveries to be provided by the holders of the Series A Preferred Stock hereunder, including, without limitation, any conversion notice, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to the attention of the Chief Executive Officer of the Company at the facsimile telephone number or address of the principal place of business of the Company. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to each holder of Series A Preferred Stock at the facsimile telephone number or address of such holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 4:30 p.m. (Eastern Time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 4:30 p.m. (Eastern Time) on any date and earlier than 11:50 p.m. (Eastern Time) on such date, (iii) four days after deposit in the United States mails, (iv) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (v) upon actual receipt by the party to whom such notice is required to be given.

Class A Common Stock Purchase Warrants

     The Company currently has 200,000 Class A Common Stock Purchase Warrants ("Class A Warrants") outstanding. The holders of each Class A Warrant are entitled to purchase one share of Common Stock of the Company at an exercise price of $5.00 per share. The Class A Warrants are exercisable any time after issuance until March 19, 2000 and are subject to redemption by the Company, on not less than thirty days written notice, at a price of $.005 per Class A Warrant. Holders of the Class A Warrants will automatically forfeit their rights to purchase the shares of Common Stock of the Company issuable upon exercise of Class A Warrants unless the Class A Warrants are exercised before they are redeemed. The Class A Warrants obtain provisions that protect the holders against dilution by adjustment of the exercise price, in certain events, including stock dividends, stock splits, mergers and for other unusual events. The Company is not required to issue fractional shares and fractional shares equal to or exceeding one-half of a share shall be rounded to the nearest whole share, while fractional shares equaling less than one-half of a share shall be disregarded. The holders of the Class A Warrants will not possess any rights as shareholders of the Company unless and until the Warrants are exercised.

Class B Common Stock Purchase Warrants

     The Company currently has 200,000 Class B Common Stock Purchase Warrants ("Class B Warrants") outstanding. The holders of each Class B Warrant are entitled to purchase one share of Common Stock of the Company at an exercise price of $5.00 per share. The Class B Warrants are exercisable any time after issuance until March 19, 2001 and are subject to redemption by the Company, on not less than thirty days written notice, at a price of $1.00 per Class B Warrant. Holders of the Class B Warrants will automatically forfeit their rights to purchase the shares of Common Stock of the Company issuable upon exercise of Class B Warrants unless the Class B Warrants are exercised before they are redeemed. The Class B Warrants obtain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, including stock dividends, stock splits, mergers and for other unusual events. The Company is not required to issue fractional shares and fractional shares equal to or exceeding one-half of a share shall be rounded to the nearest whole share, while fractional shares equaling less than one-half of a share shall be disregarded. The holders of the Class B Warrants will not possess any rights as shareholders of the Company unless and until the Warrants are exercised.

Shares Eligible For Future Sales

     As of September 10, 1997, the Company has outstanding an aggregate of 4,914,185 shares of Common Stock. Of the total outstanding shares of Common Stock, 552,490 shares of Common Stock are freely tradable without restriction or further registration under the Act, 3,010,000 shares of Common Stock were eligible for resale after August 31, 1997 under Rule 144, and the remaining 1,351,695 shares of Common Stock will be eligible for resale on various dates thereafter.

     Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell within any three month period a number of shares that does not exceed the greater of (i) 1% of the number of then outstanding shares of the Common Stock or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding nonaffiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

Florida Anti-Takeover Statutes; Indemnification

     Florida has enacted legislation that may deter or frustrate a take-over of a Florida corporation. The Florida Control Share Act generally provides that shares of Common Stock acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Florida law permits in the Company's Articles of Incorporation to require the Company to indemnify the Company's directors, officers, employees and agents.

Options

     As of the date hereof, there are stock options to purchase an aggregate of 666,666 shares of Common Stock outstanding, which were granted to C. John Knorr, Jr., Chairman of the Board of this Company, on October 9, 1996 in consideration for Mr. Knorr guaranteeing the payment of $1,000,000 pursuant to the Guarantee Agreement between C. John Knorr, Jr. and WAMCO XXII, Ltd., dated August 6, 1996. Additionally, warrants or options to purchase shares of Common Stock may be expected to be provided to key employees, members of management, directors, and consultants to the Company in the future under the Company's proposed Plan, other option programs and agreements.

Transfer Agent

     The transfer agent for the Company's Shares of Common Stock is Florida Atlantic Stock Transfer, Tamarac, Florida.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

     As of September 10, 1997, there were approximately 285 stockholders of record of the Company's Common Stock. The Company's Common Stock is currently listed for trading on the over-the-counter bulletin board under the symbol "PELP". The following table sets forth, for the period since October 20, 1995, the high and low closing sales prices for the Common Stock as reported by the OTC Bulletin Board.

                                                     Common Stock
                                                     ------------
                                                      High    Low
                                                      ----    ---
1995
Fourth Quarter                                       8-1/16  6-5/8
(commencing October 20, 1995)                        8-1/2   6-3/4

1996
First Quarter                                        8-1/2   .50
Second Quarter                                       6       .25
Third Quarter                                        2-1/2   .06
Fourth Quarter                                       2       .06

1997
First Quarter                                        1.875   .12
Second Quarter                                       2.875   1
Third Quarter (through August 30, 1997)              2       .50

     The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 5701 N. Pine Island Road, Tamarac, Florida 33321.

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.


ITEM 2. LEGAL PROCEEDINGS.

     The Partnership is involved in a Code Enforcement proceeding against the Monroe County Code Enforcement Board in connection with the use of camping on the south side of Sunshine Key. The Partnership is currently seeking damages in connection with a judgment rendered in favor of the Partnership from the Third District Court of Appeal. The Company has a 99% interest in any damages recovered by the Partnership by virtue of the Company's 99% limited partnership interest in the Partnership.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not applicable.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     On June 11, 1990, the Company issued 1,000 shares of Common Stock to the Company's incorporator, Rene Gomez, for consideration of $500 plus services rendered. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

     On June 20, 1990, the Company issued an aggregate of 600,000 shares and 200,000 Class A Warrants to eight of the founders of the Company in consideration of an aggregate of $6,000 and 3,000,000 shares to the ninth founder of the Company for consideration of $3,000. The Class A Warrants are exercisable until March 19, 2000 on a one for one basis to Common Stock at an exercise price of $5.00 per share. The issuance of such shares and warrants was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

     On August 13, 1990, the Company issued an aggregate of 200,000 Class B Warrants to four of the founders of the Company for services rendered. The Warrants are exercisable until March 19, 2000 on a one for one basis to common stock at an exercise price of $5.00 per share. The issuance of such warrants was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

     Between approximately September 15, 1990 and November 23, 1990, the Company issued an aggregate of 10,000 shares of Common Stock to investors in a private offering of the Company's Common Stock. The Company received gross proceeds of $10,000 from this private offering. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Rule 504 and Section 4(2) of the Act.

     On August 31, 1995, the Company issued an aggregate of 3,010,000 shares of Common Stock to the 36 limited partners of Sunshine Key Associates Limited Partnership pursuant to a Share Exchange Agreement. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

     On April 3, 1997, the Company issued 200,000 shares of Common Stock to certain consultants of the Company in satisfaction for services rendered was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

     On May 7, 1997, the Company issued 6,667 shares of Common Stock to La Regional Corporation. The issuance of such shares was pursuant to a capital contribution of $10,000 by La Regional Corporation and was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

     On June 3, 1997, the Company issued an aggregate of 1,067,362 shares of Common Stock in consideration for the satisfaction of certain outstanding loans, as follows: 425,093 shares were issued to Carl J. Knorr, Jr. Of the total issued to Mr. Knorr, 91,760 shares were the result of debt being transformed into equity, and 333,333 shares were in consideration for a guarantee of a $1,000,000 commitment made by the Company. 101,203 shares were issued to Infinity Investment Group, Inc. and were also the result of debt being transferred into equity. 210,733 shares were issued to Thomas L. Callahan, and the issuance was also the result of debt being transformed into equity. 130,333 shares were issued to Workout Associates and were the result of debt being transferred to equity. 200,000 shares were issued to Jane Bergman and were the result of compensation for an Employment Contract.

     On June 11, 1997, 20,166 shares were issued by the Company at a purchase price of $1.50 per share to two investors. The issuance of such shares was exempt from the Registration requirements of the Act pursuant to Section 4(2) of the Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation (the "Articles") and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

     The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

     The following audited Financial Statements for the Company, including the audited balance sheet at December 31, 1995 and 1996 and the related audited statements of operations, changes in capital deficiency, and cash flows for each of the years ended December 31, 1995 and 1996 and the unaudited balance sheet at June 30, 1997 and the related unaudited statements of operations, changes in capital deficiency, and cash flows for each of the six months ended June 30, 1997 and June 30, 1996.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibits             Description of Document
--------             -----------------------

3.1          Articles of Incorporation dated 5/30/90
3.2 Articles of Incorporation Amendment to the Articles of Incorporation dated 6/29/95(1)
3.3 Articles of Incorporation Amendment to the Articles of Incorporation dated 6/20/90(1)
3.4 Articles of Incorporation Amendment to the Articles of Incorporation dated 8/15/95(1)
3.5          Ohio Key I Articles of Incorporation dated 12/16/96(1)
3.6          Ohio Key II Articles of Incorporation dated 12/16/96(1)
3.7          Bylaws(1)
3.8          Ohio Key I Bylaws(1)
3.9          Ohio Key II Bylaws(1)
4.1          Specimen Common Stock Certificate(1)
4.2          Specimen Class A Common Stock Purchase Warrant(1)
4.3          Specimen Class B Common Stock Purchase Warrant(1)
10.1 Share Exchange Agreement between the Company and all of the limited partners of Sunshine Key Associates Limited Partnership effective August 30, 1995(1)
10.2 Loan Restructuring Agreement between Ohio Key I, Inc.; WAMCO XXII Ltd. and Sunshine Key Associates Limited Partnership dated 1/31/96(1)
10.3 Promissory Note between WAMCO XXII, Ltd., Ohio Key I, Inc. and Ohio Key II, Inc. dated 12/31/96(1)
10.4         Restated Mortgage and Assumption Agreement(1)
10.5 Assignment for Assumption of Leases between Ohio Key I, Inc and Sunshine Key Associates Limited Partnership dated 1/24/97(1)
10.6         Agreement for Assumption of Liabilities between Ohio Key I, Inc.
             and Sunshine Key Associates Limited Partnership dated 1/24/97(1)
10.7         Assignment and Assumption of Contracts between Ohio Key I, Inc.
             and Sunshine Key Associates Limited Partnership dated 1/24/97(1)
10.8 Assignment between Ohio Key I, Inc. and Sunshine Key Associates Limited Partnership dated 1/24/97(1)
10.9 Employment Agreement between the Company and Timothy Benjamin dated 10/31/96(1)
10.10 Employment Agreement between the Company and Jane E. Bergman dated 6/1/97(1)

---------------
(1) Filed herewith

10.11 Stock Option Agreement between the Company and Timothy Benjamin dated 10/01/96.(1)
99.1 Order Confirming Debtor's Modified Third Amended Plan of Reorganization, Case No. 96-10174-BKC-RAM in the United States Bankruptcy Court, Southern District of Florida(1)
99.2         Company's Modified Third Amended Plan of Reorganization(1)

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               PELICAN PROPERTIES
                                               INTERNATIONAL, CORP.



Date: September 11, 1997                        By: /s/ Jane E. Bergman
                                                    -----------------------
                                                    Jane E. Bergman, President

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PELICAN PROPERTIES
                                               INTERNATIONAL, CORP.



Date: ____________, 1997                        By:
                                                    -----------------------
                                                    Jane E. Bergman, President

                               PELICAN PROPERTIES,
                               INTERNATIONAL CORP.
                                 AND SUBSIDIARY
                   (FORMERLY KNOWN AS OPTIMUM COMPUTING, INC.)
                       CONSOLIDATED FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED
                           DECEMBER 31, 1996 AND 1995




                        GARCIA, ESPINOSA, MIYARES & CO.
                  "A Partnership of Professional Associations"
                          Certified Public Accountants
                         100 Almeria Avenue, Suite 230
                             Coral Gables, FL 33134

                    PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                  (FORMERLY KNOWN AS OPTIMUM COMPUTING, INC.)


                                Table of Contents



                                                                            Page
                                                                            ----

Independent Auditors' Report                                                1-2

Consolidated Balance Sheet                                                   3

Consolidated Statements of Operations                                        4

Consolidated Statements of Stockholders' Equity (Deficiency)                 5

Consolidated Statements of Cash Flows                                        6

Notes to Consolidated Financial Statements                                  7-24

GARCIA, ESPINOSA, MIYARES, & CO.
"A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS"        Certified Public Accountants
================================================================================
Roy A. Garcia, C.P.A.                             100 Almeria Avenue, Suite #230
Rafael A. Espinosa, C.P.A.                           Coral Gables, Florida 33134
Leonardo Miyares, C.P.A.                               Telephone: (305) 529-0345
                                                             Fax: (305) 529-5401



                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Pelican Properties, International Corp. and Subsidiary
(Formerly known as Optimum Computing, Inc.)
Miami, Florida

We have audited the accompanying consolidated balance sheet of Pelican Properties, International Corp. and Subsidiary (the "Company") as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pelican Properties, International Corp. (Formerly known as Optimum Computing, Inc.) and Subsidiary at December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, Sunshine Key Associates Limited Partnership (the "Subsidiary"), which represents the majority of the Company's assets and liabilities, initiated a voluntary petition under Chapter 11 of the United States Bankruptcy Code in January of 1996. This action was taken primarily as a response to the foreclosure action initiated by Nationsbank, N.A. with respect to the real property owned by the Subsidiary. In May of 1996 the claims of Nationsbank were acquired by WAMCO XXII, Limited ("WAMCO"). On or about July 1996 WAMCO and Sunshine Key entered into a Stipulation for Settlement. Under the terms of the Settlement Agreement,

Pelican Properties, International Corp. and Subsidiary
(Formerly known as Optimum Computing, Inc.)
Miami, Florida
(Continued)


WAMCO agreed to accept the sum of $5,700,000 as a discounted balance of the indebtedness owed by Sunshine Key, as reflected in the modified Third Amended Plan of Reorganization as of October 29, 1996. Sunshine Key emerged from the bankruptcy proceeding and is now operating as the Reorganized Debtor and responsible for its pre-petition liabilities as provided by the plan. Furthermore, as also stated in Note 6 to the financial statements, as a result of the bankruptcy plan and related debt restructuring, substantially all assets and liabilities of the Subsidiary were merged into Ohio Key I, Inc. and Ohio Key II, Inc. on January 1, 1997. Ohio Key I, Inc. and Ohio Key II, Inc. are wholly owned subsidiaries of Pelican Properties, International Corp., which were created in January of 1997.




/s/ GARCIA, ESPINOSA, MIYARES  & CO.

GARCIA, ESPINOSA, MIYARES  & CO.
Certified Public Accountants
Coral Gables, Florida
April 9, 1997

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 AND SUBSIDIARY
                           Consolidated Balance Sheet
                                December 31, 1996

                                     ASSETS
CURRENT ASSETS
  Cash                                                                 $105,342
  Accounts receivable                                                    87,016
  Inventories                                                            56,325
  Other current assets                                                  279,701
                                                                    -----------
         Total current assets                                          $528,384

PROPERTY, PLANT AND EQUIPMENT, NET  OF
  ACCUMULATED DEPRECIATION OF $2,458,114                              6,116,603

OTHER ASSETS                                                            453,248
                                                                    -----------
         TOTAL ASSETS                                                $7,098,235
                                                                    ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES
  Accounts payable and accrued expenses                                $249,226
  Deferred revenues                                                     216,345
  Current portion of pre-petition debt                                   54,982
  Other current liabilities                                             396,834
  Current maturities of long-term debt                                  115,764
                                                                    -----------
Total current liabilities                                             1,033,151
                                                                    -----------
LONG TERM LIABILITIES
  Long term debt                                                      6,010,637
  Deferred income taxes                                                     977
  Other Long Term Liabilities                                           801,670
                                                                    -----------
         Total long term liabilities                                  6,813,284
                                                                    -----------
STOCKHOLDERS' EQUITY (DEFICIENCY)
  Common stock, par value $.001; 100,000,000
   shares authorized; 4,578,362 shares issued                             4,578
  Additional paid in capital                                          3,169,609
  Accumulated deficit                                                (3,922,382)
  Less 4,906 shares in treasury, at par                                      (5)
                                                                    -----------
         Total stockholders' equity (deficiency)                       (748,200)
                                                                    -----------
         TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY (DEFICIENCY)                         $7,098,235
                                                                     ==========


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 AND SUBSIDIARY
                      Consolidated Statements of Operations
                 For the years ended December 31, 1996 and 1995

                                                      1996              1995
REVENUES                                          $ 3,342,310       $ 3,144,932
COST OF REVENUES                                    1,022,029         1,001,070
                                                  -----------       -----------

GROSS PROFIT                                        2,320,281         2,143,862

EXPENSES
         Operating                                  1,272,766           802,398
         General and administrative                   520,444         1,000,406
         Interest                                     243,889         1,646,650
         Depreciation                                 212,168           276,295
                                                  -----------       -----------
Total Expenses                                      2,249,267         3,725,749
                                                  -----------       -----------

INCOME (LOSS) FROM OPERATIONS                          71,014        (1,581,887)

OTHER INCOME                                            3,422                --
                                                  -----------       -----------

INCOME (LOSS)BEFORE
  INCOME TAXES                                         74,436        (1,581,887)

PROVISION  FOR INCOME TAXES                            60,101                --
                                                  -----------       -----------

INCOME BEFORE MINORITY INTEREST
AND EXTRAORDINARY GAIN                                 14,335        (1,581,887)

MINORITY INTEREST IN INCOME
 (LOSS) FROM SUBSIDIARY                                (2,181)           23,095
                                                  -----------       -----------
INCOME (LOSS) BEFORE
 EXTRAORDINARY GAIN                                    12,154        (1,558,792)
EXTRAORDINARY GAIN -
  (Net of minority interest of $28,331)             1,912,093                --
                                                  -----------       -----------

NET INCOME (LOSS)                                 $ 1,924,247       $(1,558,792)
                                                  ===========       ===========
NET INCOME (LOSS) PER
 COMMON SHARE,  BEFORE
 EXTRAORDINARY INCOME                             $      .003       $      (.43)
                                                  ===========       ===========
NET INCOME (LOSS) PER
COMMON SHARE                                      $      .460       $      (.43)
                                                  ===========       ===========
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                             4,184,481         3,609,361
                                                  ===========       ===========


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                               PELICAN PROPERTIES, INTERNATIONAL CORP.
                                                           AND SUBSIDIARY
                                     Consolidated Statement of Stockholders' Equity (Deficiency)
                                           For the Years Ended December 31, 1996 and 1995

                                                             Additional
                                         Common Stock          Paid in      Accumulated          Treasury Stock            Total
                                       Shares      Amount      Capital        Deficit       Shares           Amount
Bal. January 1, 1995                     10,000        --     1,989,500     (4,287,837)            --             --     (2,298,337)
Conversion of pre-petition
 debt to equity                              --        --       311,891             --             --             --        311,891
Number of authorized shares
 increased to 100,000,000
 with par value of $.001                     --        --            --             --             --             --             --
Forward stock split, 361.1
 shares per common share              3,601,000     3,611        (3,611)            --             --             --             --
Treasury stock contribution                  --        --         3,001             --     (3,001,000)        (3,001)            --
Treasury stock issued in
 exchange for interest in
 subsidiary                                  --        --            --             --      2,996,094          2,996          2,996
Issue of common stock
 options                                     --        --            --             --             --             --             --
Net loss for the year                        --        --            --     (1,558,792)            --             --     (1,558,792)
                                    -----------   -------   -----------    -----------    -----------    -----------    -----------
Bal. December 31, 1995                3,611,000   $ 3,611   $ 2,300,781    ($5,846,629)        (4,906)   ($        5)   ($3,542,242)
                                    -----------   -------   -----------    -----------    -----------    -----------    -----------
Conversion of 1996 pre-petition
 debt to equity                         534,029       534       800,511             --             --             --        801,045
Issue of stock compensation             100,000       100         6,150             --             --             --          6,250
Issue of stock compensation             333,333       333        20,500             --             --             --         20,833
Issue of common stock
 options-loan origination                    --        --        41,667             --             --             --         41,667
Net income for the year                      --        --            --      1,924,247             --             --      1,924,247
                                    -----------   -------   -----------    -----------    -----------    -----------    -----------
Bal. December 31, 1996                4,578,362   $ 4,578   $ 3,169,609    ($3,922,382)        (4,906)   ($        5)   ($  748,200)
                                    ===========   =======   ===========    ===========    ===========    ===========    ===========


                                           SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                      Consolidated Statements of Cash Flows
                 For the years ended December 31, 1996 and 1995

                                                                 1996                1995
Cash flows from operating activities:
Net income (loss):                                           $ 1,924,247         $(1,558,792)
Adjustments to reconcile net income
     (loss) to net cash (used)  provided
      by operating activities:
Depreciation                                                     212,168             276,295
Extraordinary gain - forgiveness of debt                      (1,940,424)                 --
Non-cash compensation                                              6,250
Decrease (Increase) in accounts receivable                        (9,753)             27,731
Decrease (Increase) in inventories                                (9,481)             59,609
Decrease (Increase) in other receivable                           (2,473)              4,985
Decrease (Increase) in other current assets                       68,789            (264,529)
Increase (Decrease) in accounts payable and
 accrued expenses                                               (271,036)            626,416
Increase in deferred revenues                                      3,108               2,298
Increase in other current liabilities                             53,107             317,781
Increase in due to affiliate                                     102,272
Increase in deferred tax liability                                   977
Increase (Decrease)in Pre-Petition Chapter 11 debt               442,979             (52,697)
                                                             -----------         -----------
            Net adjustments                                   (1,343,517)            997,889
                                                             -----------         -----------
Net cash (used) provided by operating activities                 580,730            (560,903)
                                                             -----------         -----------

Cash flows from investing activities:
            Capital expenditures                                (144,319)           (160,508)
                                                             -----------         -----------
            Net cash (used) by investing activities             (144,319)           (160,508)
                                                             -----------         -----------

Cash flows from financing activities:
            Principal payments on long-term debt                (300,000)            (65,569)
            Loan proceeds from the Small
              Business Administration                                 --              30,400
            Proceeds from other loans                             70,252                  --
            Proceeds from partner loans                               --             557,249
                                                             -----------         -----------
         Net cash (used) provided by
                  financing activities                          (229,748)            522,080
                                                             -----------         -----------

Net increase (decrease) in cash and cash equivalents             206,663            (199,331)
Cash and cash equivalents, beginning of year                    (101,321)             98,010
                                                             -----------         -----------
Cash and cash equivalents, end of year                       $   105,342         $  (101,321)
                                                             ===========         ===========


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 1 - Summary of significant accounting policies

Business Activity and Business Risk
Pelican Properties, International Corp. was incorporated in the State of Florida under its previous name "Optimum Computing, Inc." in June of 1990. Optimum Computing, Inc. applied for, and successfully received, a name change for said corporation. The new name was made effective as of June of 1995. The Company is in the business of acquiring suitable business ventures primarily in the travel and leisure industry. Sunshine Key Associates, Ltd. Partnership, ("The Subsidiary") was formed in 1987 and commenced operations in February 1988. The Subsidiary owns and operates a recreational vehicle and camping resort as its primary business. It additionally owns and operates a convenience store, gas station, bait and tackle shop, and marina on its premises. In August of 1995 an agreement was consummated whereby the majority of Limited Partners of the Subsidiary exchanged limited partnership interests for shares of the common stock in Pelican Properties, International Corp. ("Pelican"). The Company did not acquire any part of the general partnership interest in the Subsidiary. As of December 31, 1996 the Subsidiary represented the majority of the Company's assets and liabilities. Furthermore, as also stated in Note 6 to the financial statements, as a result of the bankruptcy plan and related debt restructuring, substantially all assets and liabilities of the Subsidiary were merged into Ohio Key I, Inc. and Ohio Key II, Inc. on January 1, 1997. Ohio Key I, Inc. and Ohio Key II, Inc. are newly formed, wholly owned subsidiaries of Pelican Properties, International Corp. incorporated in January of 1997. No pro forma information has been presented as if the merger took place on December 31, 1996 because Ohio Key I, Inc. and Ohio Key, II, Inc. were formed exclusively to succeed the business of Sunshine Key, and thus, the merger has no material impact on the consolidated financial statements of the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the financial statements of Pelican Properties, International Corp. and its 98.54% owned Subsidiary, Sunshine Key Associates Limited Partnership ("The Company"). All material intercompany transactions and balances have been eliminated.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 1 - Summary of significant accounting policies
(Continued)

On August 31, 1995, Pelican Properties, International Corp. acquired 98.54% of the partnership interests in Sunshine Key Associates Limited Partnership (the Subsidiary). For accounting purposes the acquisition has been treated as a recapitalization of Sunshine Key with Sunshine Key as the acquirer (reverse acquisition). The historical financial statements prior to August 31, 1995 are those of Sunshine Key. The financial statements as of December 31, 1996 and for the years ended December 31, 1996 and 1995 are presented as if the acquisition took place January 1, 1994. No pro forma information is shown because Pelican Properties, International Corp. had no material activity before the acquisition.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid financial instruments with maturities of three months or less. The Company maintains its cash and cash equivalents with high quality financial institutions. At times, such balances may be in excess of the federally insured limit of $100,000.

Inventories
Inventories consisting of groceries, gift shop items, bait and tackle, gas, oil, and other supplies are valued at the lower of cost or market. Cost is determined using the first in, first-out (FIFO) method.

Property, plant and equipment
Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives (5-31 years) of the respective assets. Expenditures for major improvements and additions are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

Income Taxes
Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". However, no tax benefit or deferred tax asset is reflected in the accompanying financial statements

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 1 - Summary of significant accounting policies
(Continued)

for the year ended December 31, 1995 because management does not believe that under current tax law it will be able to carry forward the Company's 1995 net operating losses. Furthermore, management does not believe that any part of the extraordinary gain for the year ended December 31, 1996, resulting in its entirety from the forgiveness of debt incurred by the Subsidiary under its Chapter 11 Plan of Reorganization, will be taxable to the Company under the bankruptcy exception, as provided in Code Section 108 of the Internal Revenue Code. The entire gain has been treated as a permanent difference for the 1996 income tax expense calculation. In the event that the Internal Revenue Service would deem that all, or part of the extraordinary gain is taxable, the Company may incur an additional, material tax liability. The financial statements do not include any adjustments that may result from this uncertainty.

Offering expenses
The Company capitalizes expenses incurred in connection with its public offering of securities. Such expenses are included in "Other Assets". At December 31, 1996 capitalized offering expenses amounted to $205,548. Upon finalization of the public offering, capitalized offering expenses will be charged to paid in capital.

Net income (loss) per share
The net income (loss) per share is computed by dividing the net income or (loss) for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of prior year common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered common stock equivalents. Stock options and other common stock equivalents are excluded from the 1995 net loss per share calculation as their effect would be antidilutive. The difference between primary and fully diluted earnings per share is not material.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 1 - Summary of significant accounting policies
(Continued)


New Accounting Pronouncements
The Company adopted the following Statements of Financial Accounting Standards ("SFAS") in the year ending December 31, 1996:

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. Long-Lived assets and certain identifiable intangibles to be held and used by a Company are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of and impairment loss for such long-lived assets and identifiable intangibles should be passed on to the fair value of the asset. Long-Lived assets and certain identifiable intangibles to be disposed of are required to be reported generally at the lower of the carrying amount or fair value less the cost to sell. SFAS No. 121 is effective for fiscal years that begin after December 15, 1995. Adoption of this Statement had no impact on the Company's financial position, results of operations, or liquidity.

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options, stock purchase plans, restricted stock and stock appreciation rights. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation. Continuing use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 (APB 25") for measurement of employee stock-based compensation is allowed with pro-forma disclosures of net income and earnings per share as if their value method of accounting had been applied. Transactions in which equity instruments are issued in exchange for goods or services from non-employees must be accounted for based on the fair value of the consideration received or of the equity instrument issued, whichever is more reliably measurable. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 2 - Accounts Receivable
Accounts receivable at December 31, 1996 consisted of community fees, credit card charges, and storage fees.

Note 3 - Other current assets
At December 31, 1996 Other current assets consisted of the following:

         Due from employees                                             $  2,473
         Due from American Capital and Equity Corporation                277,228
                                                                        --------
                                                                        $279,701
                                                                        ========

The amount due from American Capital and Equity Corporation is the excess of proceeds paid out of the respective $1,000,000 loan from American Capital. The $1,000,000 loan was transacted retroactive to December 31, 1996.

Note 4 - Property, plant and equipment
Property, plant and equipment at December 31, 1996 consisted of the following:

                                               Life
                                               ----
         Land                                   -                     $3,814,761
         Buildings and improvements           15-31 years              3,267,077
         Machinery and equipment               5-7                       971,263
         Furniture and fixtures                 7                        179,577
         Vehicles and trailers                 5-7                       200,540
         Pools, courts, etc.                    7                        133,134
         Computer software                      5                          8,365
                                                                      ----------
                                                                       8,574,717

         Less accumulated depreciation                                 2,458,114
                                                                      ----------

                                                                      $6,116,603
                                                                      ==========

Depreciation expense for the years ended December 31, 1996 and 1995 was $212,168 and $276,295, respectively.

Property, plant and equipment are pledged as collateral as described in Note 6 to the financial statements.

Property, plant, and equipment are located primarily in Monroe County, Florida.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 5 - Other assets (Long Term)
At December 31, 1996, Other Assets consisted of the following:

         Security Deposits                                              $ 37,105
         Minority Interest                                                21,970
         Loan Origination Costs                                          185,272
         Offering Expenses                                               205,548
         Other receivable                                                  3,353
                                                                        --------
                                                                        $453,248

Beginning in 1997 Loan Origination Costs are to be amortized over 23 months.

Note 6 - Long-term debt
Mortgage note payable to WAMCO XXII, LTD.
     The Note was restructured and restated in January of 1997 retroactive to December 31, 1996. The new agreement provides for interest payments of $5,000 to be paid monthly through August 30, 1997. Commencing on August 30, 1997, the Note will bear interest at the rate of 9% per annum. Beginning on September 30, 1997, the Subsidiary will make payments of principal and interest in the amount of $39,442. The Note will mature on October 30, 1999 at which time the outstanding principal balance hereof and all accrued interest hereon will become due and payable in full. On January 1, 1997, the note and property were merged into Ohio Key I, Inc. and Ohio Key II, Inc., wholly owned subsidiaries of Pelican Properties, International Corp.

     The Note is secured by a mortgage and by substantially all property and equipment and is guaranteed by the general partner of the Subsidiary.

                                                                      $4,800,000

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995

Note 6 - Long-term debt (continued)
Promissory note payable c/o America Capital & Equity Corp.
     Eleven notes payable at 12% per annum. Such principal sums shall be payable in 23 consecutive monthly installments of interest only commencing February 1997 and ending December 1998, at which time the outstanding principal balance hereof and all accrued interest hereon will become due and payable in full. On January 1, 1997, the note and property are merged into Ohio Key I, Inc. and Ohio Key II, Inc., wholly owned subsidiaries of Pelican Properties, International Corp. The Note is secured by a mortgage and by substantially all property and equipment and is guaranteed by the general partner of the Subsidiary.

                                                                     $1,000,000

Notes payable to Small Business Administration
     Two notes payable to the Small Business Administration were reorganized as a result of the Modified Third Amended Plan of Reorganization. The notes shall be paid over ten years and shall accrue interest at the rate of 4% per annum. For the first 24 months, commencing January 1997, the SBA shall receive monthly interest only payments of $2,000. Thereafter, the outstanding principal balance hereof and all accrued interest hereon shall be amortized over a period of eight years. On January 1, 1997, the note and property are merged into Ohio Key I, Inc. and Ohio Key II, Inc., wholly owned subsidiaries of Pelican Properties, International Corp.

The Notes are secured by a mortgage on substantially all property and equipment.

                                                                     $  326,401
                                                                     ----------
                                                                      6,126,401

     Less:  Current maturities                                         (115,764)
                                                                     ----------

     Long Term debt                                                  $6,010,637
                                                                     ----------

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 6 - Long-term debt (continued)
The aggregate maturities of long term debt subsequent to December 31, 1996 are as follows:

                    1997                   $  115,764
                    1998                    1,053,913
                    1999                    4,665,653
                 2000 - 2007                  291,071
                                           ----------
                    Total                  $6,126,401

On January 11, 1996, Sunshine Key Associates Limited Partnership (the "Subsidiary") initiated a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida. The case was filed in response to the foreclosure action initiated by Nationsbank, N.A. with respect to the real property owned by Sunshine Key. In May of 1996 the claims of Nationsbank were acquired by WAMCO XXII, Limited ("WAMCO"). Following various contested matters before the Bankruptcy Court, Sunshine Key was ultimately able to negotiate a settlement of the bankruptcy case with WAMCO XXII, Ltd. (a Texas limited partnership) . The agreement was reflected in the Modified Third Amended Plan of Reorganization proposed by Sunshine Key in the case. The plan called for an effective date of December 20, 1996. On January of 1997, Sunshine Key undertook the transactions necessary to make the Plan effective, including a refinancing of the Property in order to reduce the obligation to WAMCO to $4.7 million dollars. As per the agreement, Sunshine Key paid WAMCO a total amount of $1 million dollars towards principal, of which one hundred thousand dollars were paid directly by Sunshine Key in January 1997. The discounted obligation was evidenced by a Restated Note and Mortgage which were executed by Sunshine Key in January 1997 retroactive to December 31, 1996.

In exchange for said concessions, the Subsidiary agreed, to grant WAMCO (XXII) continuing relief from the Automatic Stay to complete Foreclosure in the event of a default by the Subsidiary or the Obligor under the terms of the agreement or the occurrence of a bankruptcy filing by or against the Obligor and (ii) full relief from the Automatic Stay to foreclose the mortgage securing the restructured debt in the event of any future bankruptcy filing by or against the Obligor.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 6 - Long-term debt (continued)
Aside from the treatment of the mortgage claims, the Plan also proposes to re-amortize the indebtedness evidenced by the second mortgage on the property and that the assets and liabilities of the Subsidiary be transferred to wholly owned subsidiaries of Pelican Properties, International Corporation. As of January 1, 1997, the Subsidiary's assets and liabilities are merged into Ohio Key I, Inc. and Ohio Key II, Inc. wholly owned subsidiaries of Pelican Properties, International Corp. Under the Modified Third Amended Plan of Reorganization, Sunshine Key will pay unsecured creditors in full, in cash, over a period of 48 months.

Pursuant to Section 1141 of the Bankruptcy Code, the entry of the Confirmation Order discharges Sunshine Key of any and all liabilities listed on the Schedules, except as otherwise provided in the Plan. As of October 29, 1996 Sunshine Key emerged from the bankruptcy proceeding and is now operating as the Reorganized Debtor. It is management's opinion that they have complied, to date, with all transactions pursuant to the Plan, and necessary to refinance the Mortgage held by WAMCO XXII, Ltd.

Interest expense for 1996 amounted to $243,889. Interest expense for 1996 was the aggregate of 11 days of interest accrued on notes payable prior to Sunshine Key filing for bankruptcy and adequate protection payments paid to the various creditors as indicated by the court. Creditors are entitled to post petition interest accrual only if they are oversecured creditors. The court determined that the fair market value of the property was less than that of the mortgage note creditor claims (for purposes of stay relief only) and thus interest did not accrue on mortgage notes during the term of the Partnership's bankruptcy.


Interest expense for 1995 amounted to $1,646,650. Interest expense for 1995 was accrued primarily at the stated loan "default" rates ranging from 18% to 25% per annum. Most of this interest was eventually forgiven when the notes were restructured (see note 19).

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 7 - Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses at December 31,1996 consisted of the following:

         Accounts payable                                               $ 77,523
         Wages & payroll taxes payable                                    19,841
         Sales taxes payable                                              23,135
         Accrued interest                                                 25,637
         Accrued personal property taxes                                   7,005
         Accrued real estates taxes                                       96,085
                                                                        --------

                                                                        $249,226
                                                                        ========

Note 8 - Other Current Liabilities
Other current liabilities at December 31, 1996 consisted of the following:

         Due to affiliate                                               $  2,491
         Rents payable to park model owners                                7,560
         Reservation deposits                                            327,659
         Income taxes payable                                             59,124
                                                                        --------

                                                                        $396,834
                                                                        ========

Note 9 - Other Long Term Liabilities
Other long term liabilities at December 31, 1996 consisted of the following:

         Due to affiliate                                               $102,272
         Pre-petition debt, net of current portion                       387,995
         Other Loans payable                                              77,250
         Loans payable to former partners                                234,153
                                                                        --------
                                                                        $801,670
                                                                        ========

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 10 -  Income taxes
The net current and non current deferred tax liability as presented in the accompanying balance sheet consist of the following amounts of deferred tax liabilities:

         Current deferred tax liability            $  0
         Non-current deferred tax liability         977
                                                   ----
                                                   $977
                                                   ====


The deferred tax liability balance is the result of differences using accelerated depreciation methods and elections for federal and state tax purposes.


         The components for income taxes for the year ended December 31, 1996 are as follows:

                          Current
                            Federal                               $ 49,553
                            State                                    9,571
                                                                  --------
                                  Net current income taxes          59,124

                          Deferred
                            Federal                                    822
                            State                                      155
                                                                  --------
                                  Net deferred income taxes            977

                                  Total income taxes              $ 60,101
                                                                  ========

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995



Note 10 -  Income taxes (continued)
On August 31, 1995 Pelican Properties acquired 98.54% of the Partnership interest of Sunshine Key as a recapitalization of Sunshine Key with Sunshine Key as the acquirer, subjecting the majority of the Subsidiary's net income or loss to corporate federal and state income taxes. Accordingly, there was no cumulative effect of adopting SFAS No. 109 and prior year financial statements were not restated. In accordance with the provision SFAS No. 109, deferred income taxes reflect the temporary tax consequences of future years of differences between the tax and financial reporting basis of assets and liabilities. The 1996 income tax expense is disproportionately high in comparison to 1996 net income before taxes due to permanent differences resulting from lower tax depreciation on company assets whose depreciation was accelerated for tax purposes in years prior to the acquisition.

Note 11 - Related Parties Transactions
Infinity Investments Group, Inc. ("the General Partner") is a Florida corporation and the general partner of the Subsidiary. As per terms of a management agreement dated January 2, 1990 between the General Partner and the Subsidiary, the Company is to provide management services to the Subsidiary in exchange for a management fee equaling three percent (3%)of front desk revenues, plus two percent (2%) of total gross revenues, payable monthly.

Management fees incurred for the years ended December 31, 1996 and 1995 were $106,506 and $95,249, respectively.

Included in due to affiliates under other long term liabilities is $102,272 due to the General Partner at December 31, 1996.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 12 - Revenues
Revenues for the years ended December 31, 1996 and 1995 consist of the following:

                                         1996         1995
         Site rentals                 $1,466,699   $1,157,531
         Merchandise sales             1,444,373    1,375,390
         Other                           431,238      612,011
                                      ----------   ----------
                                      $3,342,310   $3,144,932
                                      ==========   ==========

Other revenues consist of community fees and rental management income.

Note 13 - Contingencies and Subsequent Events
Sunshine Key vs. LifeCo. On or about February 1995, litigation was commenced by Sunshine Key Associates Limited Partnership for damages and court costs against Nations One Mortgage Services, Inc., f/k/a LifeCo. Mortgage Services, Inc. for failure to close upon its mortgage loan commitment and its failure to return to Sunshine Key commitment fees in the amount of $30,000. The defendants have responded to the lawsuit and discovery has been completed. Said amount was charged to interest expense for the year ended December 31, 1994. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Monroe County Code Enforcement Board vs. Sunshine Key. This is a Code Enforcement case arising out of the use of camping on the south side of Sunshine Key. This also resulted in an adverse ruling and a lien against Sunshine Key's property. This matter was on appeal and in June of 1996 the Court ruled that the essential requirements of law had been met by the Code Enforcement Board and upheld the decision of the Code Enforcement Board. This case is on appeal pending before the Third District Court of Appeal. Despite the pendency of this appeal Sunshine Key has reached an agreement with Monroe County that in the event the appeal is lost they will be required to pay Monroe County $20,000 plus $7,500 in legal expenses in full settlement of all claims. The financial statements include a charge to expenses in 1996 in the full amount of $27,500 accrued under "Pre-petition debt".

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 13 - Contingencies and Subsequent Events (continued)
Sunshine Key vs. American Southern Home Insurance. In September of 1995, litigation was commenced by Sunshine Key Associates Limited Partnership against American Southern Home Insurance Company ("Southern"). Sunshine Key brought suit against Southern for the recovery of damages, court costs and reasonable attorneys' fees based upon Southern's failure to pay Sunshine Key for a loss which was covered by an insurance policy issued by Southern for the benefit of Sunshine Key. The case was settled during January 1997 and it is anticipated that settlement proceeds will be received. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Legal fee expenses incurred for the years ended December 31, 1996 and 1995 were approximately $84,000 and $163,230, respectively.

As previously stated in Note 6 to the financial statements, as a result of the bankruptcy plan and related debt restructuring, all assets and liabilities of the Subsidiary were merged into Ohio Key I, Inc. and Ohio Key II, Inc., wholly owned subsidiaries of Pelican Properties, International Corp. at January 1, 1997. While the Subsidiary and its successors are currently paying the mortgage holders under the terms of all of the various restructured and new notes payable, foreclosure by any of the mortgage holders upon default of any of the terms and conditions of the agreements (see note 6), may at that time, terminate the Company's ability to satisfy their remaining obligations and pose substantial doubt about its ability to continue as a going concern in future years. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 14 - Commitments
Pelican rents office facilities in Miami, Florida on a month to month basis. Monthly rent expense was approximately $400 a month for rented months during 1996. Pelican Properties, International Corp.'s rent expense was $3,000 and $1,600 for 1996 and 1995 respectively.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 15 - Supplemental cash flow information
Supplemental disclosure of cash flows information:
Cash paid for interest for the years ended December 31, 1996 and 1995 was $179,750 and $889,806, respectively.

Supplemental non-cash financing activities information:
During 1995, the Company effected a 361.1-for-one share forward stock split resulting in a $3,611 increase in "Common Stock" and respectively a $3,611 decrease in "Additional Paid in Capital". Additionally, during 1995 the Company's majority shareholder at the time contributed $3,001 of common stock to the Company (treasury stock). The Company subsequently issued $2,996 of shares held in treasury in order to acquire the Subsidiary. During 1995 various of the former partners of Sunshine Key converted pre-petition debt into partners capital resulting in a $311,891 increase in "Additional Paid in Capital" upon consolidation.

During 1996, the Company had non-cash transactions relating to the $1,000,000 loan from American Capital and Equity Corporation as follows: a receivable of $277,228 included in other current assets, a principal reduction of the note payable to WAMCO in the amount of $600,000, and loan origination costs in the amount of $122,772. As compensation for guaranteeing the loan, both stock and options were issued resulting in a $333 increase to common stock and a $62,167 increase to "additional paid in capital".

During 1996, Sunshine Key had non-cash transactions relating to conversion of debt to partners capital in the amount of $801,045.

Additionally, during 1996, $1,940,424 of non-cash income from the extraordinary gain on forgiveness of debt was reduced from net income in arriving at net cash flow from operating activities.

Note 16 - Acquisition of Subsidiary
On August 31, 1995 Pelican Properties, International Corp. acquired a 99.54% Limited Partnership interest in Sunshine Key Associates Limited Partnership ("the Subsidiary"). In as much as the general partner of the Subsidiary was not a party to the Agreement and owns 1% of Sunshine Key, the Company, as a limited partner, owns 98.54% of the Partnership. The Company issued 2,996,094 shares of its $.001 par value common stock held in treasury at the time.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 16 - Acquisition of Subsidiary (continued)
The acquisition has been accounted for as a recapitalization of Sunshine Key with Sunshine Key as the acquirer (reverse acquisition). The historical financial statements prior to August 31, 1995 are those of Sunshine Key. The financial statements as of December 31, 1996 and for the years ended December 31, 1996 and 1995 are presented as if the acquisition took place January 1, 1994. These financial statements do not purport to indicate the results of operations which would actually have occurred had the acquisition been in effect at January 1, 1994, or which may occur in the future. No pro forma information is shown because Pelican Properties, International Corp. had no material activity before the acquisition.

Note 17 - Stockholders' Equity (Deficiency)
On June 1, 1990, the Corporation filed its Articles of Incorporation with the State of Florida providing for, among other things, 10,000 shares of Common Stock with no par value, to be authorized for issuance by the Corporation. In that same year, by resolution of the Board of Directors and sole shareholder, the Corporation contemplated increasing its authorized number of shares of Common Stock from 10,000 shares to 100,000,000 shares with a par value of $.001, however the Corporation inadvertently failed at that time to file its articles of amendment to the articles of incorporation with the Secretary of the State of Florida. Although on June 11, 1990, June 20, 1990, and November 23, 1990, the Board of Directors approved the issuance and did issue an aggregate amount of 3,611,000 shares of common stock and accordingly, the issuance of each shareholder was administratively reduced on a pro rata basis equal to one-for-361.1 shares of common stock.

On August 7, 1995, the Corporation filed with the Secretary of the State of Florida, its articles of amendment of its articles of incorporation increasing the authorized number of shares of common stock to 100,000,000 shares with a par value of $.001 per share. The Corporation effected a forward stock split on all outstanding shares of stock held by each holder of record as of August 15, 1995 and for each share of common stock to be automatically increased at a rate of 361.1-for-one share of common stock totaling an aggregate amount of 3,611,000 shares of common stock.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 17 - Stockholders' Equity (Deficiency) (continued)
On August 31, 1995, the Company's majority shareholder at the time, contributed 3,001,000 shares of common stock (accounted for at par) in order to consummate the exchange agreement with Sunshine Key. Subsequently the Company issued 2,996,094 common shares held in treasury, in order to acquire its 98.54% interest in Sunshine Key.

During 1996, the Company issued 100,000 shares of common stock to a key executive as compensation.

On December 6, 1996, the Company issued 534,029 shares of common stock in conversion of $801,045 of Chapter 11 Pre-petition debt to equity.

On or about December 31, 1996, the Company issued 333,333 shares of common stock to the Subsidiary's general partner as compensation for personally guaranteeing said loan c/o America Capital and Equity Corp. Additionally, 666,667 options to purchase common stock were granted at an exercise price of $.01. One half of the total options are exercisable on January 1, 1998, and the remaining half exercisable on January 1, 1999.

On June 20, 1990 the Company issued 200,000 warrants with an exercise price of $5.00 per share expiring 3/19/2000 for no consideration. On August 13, 1990 the Company issued 200,000 warrants with an exercise price of $5.00 per share expiring 3/19/2001 for no consideration.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                 and SUBSIDIARY
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


Note 18 - Pre-petition debt and related equity conversion
Under the Modified Third Plan of Reorganization, Sunshine Key is responsible to pay debtor claims as set forth by the respective class of each creditor. Included in pre-petition debt at December 31, 1996 are claims of pre-petition professionals in the amount of $264,739 which will be paid after unsecured creditors are paid in full.

During 1996, $801,045 of pre-petition debt owed to the general partner, a former partner and a former general partner was converted into common shares of Pelican Properties, International Corp. as an additional investment in the Partnership and subsequently credited to Partners' Capital in Sunshine Key.

Note 19 - Extraordinary Gain - forgiveness of debt
Sunshine Key was ultimately able to negotiate a settlement of the bankruptcy case with WAMCO XXII, Ltd. (See note 6). The plan included a refinancing of the Property in order to reduce the obligation to WAMCO to $4.7 million dollars. As per the agreement, Sunshine Key paid WAMCO a total amount of $1 million dollars towards principal, of which one hundred thousand dollars were paid directly by Sunshine Key in January 1997. As a result of the discounted obligation, Sunshine Key incurred an extraordinary gain from forgiveness of debt in the total amount of $1,940,424. This amount is comprised of a principal forgiveness reduction in the mortgage note of $616,854 and an accrued interest forgiveness reduction of $1,323,570.

                               PELICAN PROPERTIES,
                               INTERNATIONAL CORP.
                                AND SUBSIDIARIES
                   (FORMERLY KNOWN AS OPTIMUM COMPUTING, INC.)
                        CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 1997 AND 1996
                                  (Compilation)




                         GARCIA, ESPINOSA, MIYARES & CO.
                  "A Partnership of Professional Associations"
                          Certified Public Accountants
                          100 Almeria Avenue, Suite 230
                             Coral Gables, Fl. 33134

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                and SUBSIDIARIES
                   (FORMERLY KNOWN AS OPTIMUM COMPUTING, INC.)


                                Table of Contents


                                                                            Page
                                                                            ----

Accountants' compilation report                                                1

Condensed consolidated Balance Sheets--
June 30, 1997 and December 31, 1996                                            2

Condensed Consolidated Statements of Operations--
Three Months and Six months Ended June 30, 1997
and June 30, 1996                                                              3

Condensed Consolidated Statements of Cash Flows
Six Months Ended June 30, 1997 and June 30, 1996                               4

Condensed Notes to Consolidated Financial Statements                         5-7

GARCIA, ESPINOSA, MIYARES, & CO.
"A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS"        Certified Public Accountants
================================================================================
Roy A. Garcia, C.P.A.                             100 Almeria Avenue, Suite #230
Rafael A. Espinosa, C.P.A.                           Coral Gables, Florida 33134
Leonardo Miyares, C.P.A.                               Telephone: (305) 529-0345
                                                             Fax: (305) 529-5401



To the Board of Directors and Shareholders
Pelican Properties, International Corp.
and Subsidiaries
(Formerly Known as Optimum Computing, Inc.)
Miami, Florida

We have compiled the accompanying condensed consolidated balance sheet of Pelican Properties, International Corp. and Subsidiaries (the "Company") as of June 30, 1997 and December 31, 1996, and the related condensed consolidated statements of operations for the three and six months ended June 30, 1997 and June 30, 1996 and cash flows for the six months ended June 30, 1997 and June 30, 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.





/s/ GARCIA, ESPINOSA, MIYARES  & CO.

GARCIA, ESPINOSA, MIYARES  & CO.
"A Partnership of Professional Associations"
Certified Public Accountants
Coral Gables, Florida
July 22, 1997

                                               PELICAN PROPERTIES, INTERNATIONAL CORP.
                                                          AND SUBSIDIARIES
                                                Condensed Consolidated Balance Sheets
                                                             (Unaudited)
                                                                                                  June 30,              December 31,
                                                                                                    1997                   1996
                                                               ASSETS
CURRENT ASSETS
  Cash                                                                                           $    95,886            $   105,342
  Accounts receivable                                                                                 36,841                 87,016
  Inventories                                                                                         59,955                 56,325
  Other current assets                                                                                16,616                279,701
                                                                                                 -----------            -----------
         Total current assets                                                                    $   209,298            $   528,384
PROPERTY, PLANT AND EQUIPMENT,
NET OF ACCUMULATED DEPRECIATION OF
$2,458,114 IN 1996 AND $2,541,864 IN 1997
                                                                                                   6,099,267              6,116,603
OTHER ASSETS                                                                                         587,777                453,248
                                                                                                 -----------            -----------

         TOTAL ASSETS                                                                            $ 6,896,342            $ 7,098,235
                                                                                                 ===========            ===========

                                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES
  Accounts payable and accrued expenses                                                          $   188,921            $   249,226
  Deferred revenues                                                                                   72,115                216,345
  Current portion of pre-petition debt                                                                31,230                 54,982
  Other current liabilities                                                                          400,751                396,834
  Current maturities of long-term debt                                                                42,117                115,764
                                                                                                 -----------            -----------
         Total current liabilities                                                                   735,134              1,033,151
                                                                                                 -----------            -----------
LONG TERM LIABILITIES
  Long term debt                                                                                   5,984,283              6,010,637
  Deferred income taxes                                                                                1,080                    977
  Other Long Term Liabilities                                                                    $   390,870                801,670
                                                                                                 -----------            -----------
         Total long term liabilities                                                               6,376,233              6,813,284
                                                                                                 -----------            -----------
STOCKHOLDERS' EQUITY (DEFICIENCY)
6% Preferred Stock, par value $.001; 1,000,000 shares
  authorized and 195,907 issued as of  June 30, 1997                                                     196                     --
 Common stock, par value $.001; 100,000,000 shares
   authorized; 4,578,362 shares issued as of December 31, 1996 and 4,905,195 shares issued as of June 30, 1997
                                                                                                       4,905                  4,578
  Additional paid in capital                                                                       3,534,448              3,169,609
  Accumulated deficit                                                                             (3,754,569)            (3,922,382)
  Less 4,906 shares in treasury, at par                                                                   (5)                    (5)
                                                                                                 -----------            -----------
         Total stockholders' equity (deficiency)                                                    (215,025)              (748,200)
                                                                                                 -----------            -----------
         TOTAL LIABILITIES AND
                 STOCKHOLDERS' EQUITY
                 (DEFICIENCY)                                                                    $ 6,896,342            $ 7,098,235
                                                                                                 ===========            ===========


                                     SEE ACCOUNTANTS' COMPILATION REPORT AND ACCOMPANYING NOTES

                                               PELICAN PROPERTIES, INTERNATIONAL CORP.
                                                          AND SUBSIDIARIES
                                           Condensed Consolidated Statements of Operations
                                                             (Unaudited)

                                                                Three Months Ended                        Six Months Ended
                                                           June 30,             June 30,            June 30,              June 30,
                                                             1997                 1996                1997                  1996
REVENUES                                                 $   768,330          $   687,771          $ 2,313,468          $ 1,937,238
COST OF REVENUES                                             290,097              339,845              668,823              618,530
                                                         -----------          -----------          -----------          -----------

GROSS PROFIT                                                 478,233              347,926            1,644,645            1,318,708

EXPENSES
  Operating                                                  326,468              418,211              732,278              789,861
  General and administrative                                 169,144              107,705              351,990              210,408
  Interest                                                    55,314               46,314               93,578              197,517
  Depreciation and Amortization                               78,699               77,090              161,002              130,132
                                                         -----------          -----------          -----------          -----------
Total Expenses                                               629,625              649,320            1,338,848            1,327,918
                                                         -----------          -----------          -----------          -----------

INCOME (LOSS) FROM
 OPERATIONS                                                 (151,392)            (301,394)             305,797               (9,210)

OTHER INCOME (EXPENSE)                                           199                  928              (13,586)               1,653
                                                         -----------          -----------          -----------          -----------

INCOME (LOSS) BEFORE
  INCOME TAXES                                              (151,193)            (300,466)             292,211               (7,557)

PROVISION (BENEFIT) FOR
  INCOME TAXES                                               (34,071)            (117,801)             124,398               (1,134)
                                                         -----------          -----------          -----------          -----------

INCOME BEFORE MINORITY
  INTEREST                                                  (117,122)            (182,665)             167,813               (6,423)

MINORITY INTEREST IN INCOME
  (LOSS) FROM SUBSIDIARY                                           0                4,335                    0                  (32)
                                                         -----------          -----------          -----------          -----------

NET INCOME (LOSS)                                        $  (117,122)         $  (178,330)         $   167,813          $    (6,455)
                                                         ===========          ===========          ===========          ===========

NET INCOME (LOSS) PER
COMMON SHARE                                             $     (.024)         $     (.049)         $      .031          $     (.002)
                                                         ===========          ===========          ===========          ===========
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                                     4,832,976            3,606,094            5,367,940            3,606,094
                                                         ===========          ===========          ===========          ===========


                                     SEE ACCOUNTANTS' COMPILATION REPORT AND ACCOMPANYING NOTES

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                and SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
            For the six months ended June 30, 1997 and June 30, 1996
                                   (Unaudited)

                                                         June 30,     June 30,
                                                          1997          1996
Cash flows from operating activities:
Net income(loss):                                      $  167,813   $    (6,455)
Adjustments to reconcile net income
     (loss) to net cash (used)  provided
      by operating activities:
Depreciation and amortization                             161,001       130,132
Non-cash compensation                                       6,250            --
Loss on disposal of asset                                  14,933            --
Decrease (Increase) in accounts receivable                 50,176        51,499
Decrease (Increase) in inventories                         (3,630)       (2,075)
Decrease (Increase) in other receivable                       292            --
Decrease (Increase) in other assets                        95,542       135,153
Increase (Decrease) in accounts payable and
 accrued expenses                                         (60,305)     (910,956)
Increase (Decrease) in deferred revenues                 (144,230)     (100,380)
Increase (Decrease) in other current liabilities            3,916      (344,110)
Increase (Decrease) in Due to affiliate                   (13,304)           --
Increase (Decrease) in deferred tax liability                 103            --
Increase (Decrease) in Pre-Petition Chapter 11 debt       (57,135)    1,426,030
                                                       ----------   -----------
       Net adjustments                                     53,609       385,293
                                                       ----------   -----------

Net cash (used) provided by operating activities          221,422       378,838
                                                       ----------   -----------

Cash flows from investing activities:
       Capital expenditures                              (100,878)      (72,443)
                                                       ----------   -----------
       Net cash (used) by investing activities           (100,878)      (72,443)
                                                       ----------   -----------

Cash flows from financing activities:
       Principal payments on long-term debt              (100,000)     (200,000)
       Repayment of  loan                                 (30,000)           --
                                                       ----------   -----------
       Net cash (used) provided by
         financing activities                            (130,000)     (200,000)
                                                       ----------   -----------
Net increase (decrease) in cash and cash equivalents       (9,456)      106,395
Cash and cash equivalents, beginning of year              105,342      (101,321)
                                                       ----------   -----------
Cash and cash equivalents, end of year                 $   95,886   $     5,074
                                                       ==========   ===========


           SEE ACCOUNTANTS' COMPILATION REPORT AND ACCOMPANYING NOTES

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                and SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

June 30, 1997

Note 1 - Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The quarterly financial information included herein is unaudited. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1997, are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. A description of the Company's accounting policies and other financial information is included in its audited consolidated financial statements for the year ended December 31, 1996.

The June 30, 1997 condensed consolidated financial statements include the accounts of Pelican Properties, International Corp. and its wholly owned subsidiaries Ohio Key I, Inc. and Ohio Key II, Inc. and its 98.54% owned subsidiary, Sunshine Key Associates Limited Partnership, an inactive Partnership after December 31, 1996. The June 30, 1996 condensed consolidated financial statements include the accounts of Pelican Properties, International Corp. and its 98.54% owned subsidiary, Sunshine Key Associates Limited Partnership. As stated in Note 6 to the December 31, 1996 audited financial statements, as a result of the bankruptcy plan and related debt restructuring, substantially all assets and liabilities of Sunshine Key were merged into Ohio Key I, Inc. and Ohio Key II, Inc. on January 1, 1997. Ohio Key I, Inc. and Ohio Key II, Inc. are newly formed, wholly owned subsidiaries of Pelican Properties, International Corp. incorporated in January of 1997. No pro forma information has been presented because Ohio Key I, Inc. and Ohio Key, II, Inc. were formed exclusively to succeed the business of Sunshine Key and thus the merger has no material impact on the consolidated financial statements of the Company.

Note 2 - Amortization

Beginning in January of 1997, loan origination costs approximating $222,000 are being amortized over 23 months.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                and SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)


Note 3 - Stock compensation

On March 31, 1997 and on June 30, 1997 the Company issued 50,000 shares of common stock as compensation resulting in a $50 increase to "Common stock" and a $3,075 increase to "Additional paid in capital" each quarter. During 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options, stock purchase plans, restricted stock and stock appreciation rights. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation.


Note 4 - Seasonal fluctuations

The Company generally derives 35% to 40% of its revenue during the three months ended March 31 of each year. The current financial statements for the six months ended June 30, 1997, therefore, reflect results of operations during the Company's peak season.

Note 5 - Minority interest

No minority interest is reflected for the six months ended June 30, 1997 due to the merger of Sunshine Key's operations into Ohio Key I, Inc. and Ohio Key II, Inc., wholly owned subsidiary's of Pelican Properties., as of January 1, 1997. Sunshine Key will have no income or expenses after December 31, 1996.


Note 6 - Net income (loss) per share
The net income (loss) per share is computed by dividing the net income or (loss) for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of prior years common stock options) for the period plus the dilutive effect of outstanding common stock options, warrants, and preferred shares considered common stock equivalents.

                     PELICAN PROPERTIES, INTERNATIONAL CORP.
                                and SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)



Note 7 - Commitments

Effective January 31, 1997 Ohio Key I, Inc. is to pay a monthly amount of $10,500 for corporate overhead expenses to its parent company Pelican Properties.

During the second quarter of 1997, the Company entered into an agreement for consulting services in order to help the Company in its pursuit of effective communications to the financial community and to heighten the financial public and broker awareness of the existence and merits of the Company.

Note 8 - Preferred Stock

On June 24, 1997, the Company authorized to issue, 1,000,000 shares of preferred stock, par value $.001 per share. The Company has designed one series of preferred stock consisting of 195,907 shares as Series A. Series A Preferred Stock shall be entitled to receive a cumulative annual dividend of 6% of the stated value of the Series A Preferred Stock of $1.50 per share. Holders of the Series A Preferred Stock will have the right to convert each share of Series A Preferred Stock into one share of the Company's Common Stock.

Note 9 - Debt to Equity Conversion

On June 30, 1997, the Company issued 195,907 shares of Series A Preferred Stock in exchange for payment of $293,862 of debt, $223,862 of which was included in Pre-petition debt and $70,000 was owed to a related party.